UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03040189

December 5, 2003

Michael E. Cutler
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/5/2003

Re: Telular Corporation
Incoming letter dated September 22, 2003

Dear Mr. Cutler:

This is in response to your letters dated September 22, 2003 and October 24, 2003 concerning the shareholder proposal submitted to Telular by Frank N. Liguori. We also have received a letter from the proponent dated October 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, NY 11743

915324

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

September 22, 2003

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Telular Corporation -- Omission of Shareholder Proposal from Proxy Material

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Telular Corporation, a Delaware corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described herein is omitted from the Company's proxy material for its 2004 Annual Meeting of Shareholders.

On August 6, 2003, the Company received by U. S. certified mail a letter from Mr. Frank N. Liguori, dated July 31, 2003, a copy of which is attached hereto as Exhibit A. In the letter, Mr. Liguori sets forth a proposal, which he has requested be included in proxy materials for the Company's 2004 Annual Meeting of Shareholders, to amend the Company's bylaws.[1] For the

---

[1] In his letter, Mr. Liguori stated that he owns 473,000 shares of the Company's common stock through a brokerage account at Prudential Financial. Mr. Liguori did not, however, provide a written statement from the record holder of the shares verifying that Mr. Liguori had, as of the date he submitted his proposal, owned the shares continuously for at least one year prior to the date he submitted the proposal. In addition, Mr. Liguori did not provide the Company with a written statement that he intends to continue holding the shares through the date of the 2004 Annual Meeting. By letter dated August 15, 2003, and attached hereto as Exhibit B, the Company advised Mr. Liguori of these deficiencies. The Company received a handwritten letter dated August 19, 2003, attached hereto as Exhibit C, from Mr. Liguori confirming his intention to continue holding his shares through the date of the 2004 Annual Meeting of Shareholders, accompanied by a letter from Prudential Securities, the record holder of the shares (continued...)

reasons set forth below, the Company believes that the proposal may be excluded from its proxy materials in accordance with Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended.

The proposal and supporting statement state:

Proposal

Resolved, that the shareholders of Telular Corporation (the "Company") hereby request that the Company's Board of Directors (1) immediately appoint a committee of independent, non-management directors of the Company (the "Committee") to explore strategic alternatives for maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof; (2) direct the Committee with respect to the exploration of such strategic alternatives; and (3) direct the Committee to report to the Board of Directors its findings and recommendations with respect to the implementation of such a strategic alternatives.

Supporting Statement

The purpose of this proposal is to ensure that the Board of Directors explores, through a committee of independent, non-management directors, the various strategic alternatives that may exist for maximizing shareholder value. The proposal does not commit the Company to pursue any particular alternative, but simply commits the Company to seriously explore such alternatives.

We submit that the proposal is properly excludable under Rule 14a-8(i)(7) because the proposal deals with a matter relating to the Company's ordinary business operations.

("Prudential"), dated August 18, 2003, and attached hereto as Exhibit D, confirming that Mr. Liguori has "held 473,000 shares of Telular Corporation (WRLS) since August 2002." By letter dated September 9, 2003, attached hereto as Exhibit E, the Company requested that the broker confirm that Mr. Liguori has held his shares continuously for at least one year prior to the date he submitted his proposal, rather than simply from "August 2002." The Company received a letter from Prudential, dated September 15, 2003, attached hereto as Exhibit F, confirming that Mr. Liguori has held his shares continuously for one year prior to the date he submitted his proposal.

I. Discussion

The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations, and Therefore the Proposal is Excludable Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides for the exclusion of a shareholder proposal where the proposal addresses a matter relating to a company's ordinary business operations. As discussed below, the proposal is drafted so broadly that it would cover ordinary business operations of the Company and may, therefore, be properly omitted from its proxy statement.

The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission has identified two primary considerations upon which this policy rests:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Exchange Act Release No. 34-40018 (May 21, 1998).

The proposal, if adopted, would request that the Company appoint a committee of independent non-management directors of the Company to explore strategic alternatives for maximizing shareholder value for Company shareholders. Section 141 of the Delaware General Corporation law ("DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Pursuant to the DGCL, unless otherwise provided for by the DGCL or a corporation's certificate of incorporation, the board of directors of such corporation conducts the ordinary business of the corporation. The Company is a Delaware corporation and its certificate of incorporation does not contain any limitation on the board's authority to so manage the Company. Furthermore, pursuant to Sections 251 and 271 of the DGCL, shareholder approval for the sale of assets of a corporation is required only with respect to extraordinary transactions such as (1) a merger or consolidation involving the corporation or (2) the sale or other disposition of "all, or substantially all," of the assets of a corporation. The Company's Board of Directors retains, in accordance with its authority to manage the business and affairs of the Company, the power to engage in acquisitions and other strategic alternatives, including divestments, that are not extraordinary transactions requiring stockholder approval.

When the proposal and supporting statement are read together, it is clear that the scope of corporate transactions addressed by the proposal are ordinary business operations, not solely extraordinary corporate transactions. The proposal calls for the Company's Board of Directors to immediately appoint a committee of independent, non-management directors for the general purpose of exploring strategic alternatives for "maximizing shareholder value for Company shareholders...." Although the proposal refers to potential sales, mergers and other transactions, the supporting statement focuses on "the various strategic alternatives that may exist for maximizing shareholder value." But it is precisely the role of the Board of Directors of the Company to take steps to maximize shareholder value, and the Board continually oversees the strategic activities of the Company for the benefit of shareholders. As such, these activities must be considered part of the Company's ordinary business operations.

The staff has consistently granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the shareholder proposal was determined to relate to non-extraordinary matters that constituted part of the company's ordinary business operations even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. *See, e.g., Archon Corporation* (March 10, 2003) (proposal related to appointing a committee of independent, non-management directors to explore strategic alternatives to maximize shareholder value); *Vista Bancorp, Inc.* (Jan. 22, 2001) (proposal related to retaining advisors to explore and recommend strategic alternatives); *NACCO Industries, Inc.* (March 29, 2000) (proposal related to retaining an investment bank to explore alternatives to enhance company value including a sale, merger or other transaction); and *Sears, Roebuck & Co.* (February 7, 2000) (proposal related to retention of investment bank to prepare for a sale of all or parts of the company).

Moreover, the staff has consistently taken the position that it will not allow revisions under Rule 14a-8(i)(7) and has found that if any portion of a proposal is excludable because it relates to a company's ordinary business activities, the entire proposal may be excluded. *Archon Corporation* (March 10, 2003) (allowing for the omission of a proposal relating to the retention of an investment bank to advise an independent board committee on strategic alternatives because portions of the proposal related to ordinary business operations); *E*Trade Group, Inc.* (Oct. 31, 2000) (permitting exclusion of a proposal related to the establishment of a committee to advise the board on ways to enhance shareholder value because portions of the proposal related to the ordinary business affairs of the company).

In summary, the proposal relates to a broad variety of transactions, including matters that would constitute the ordinary business operations of the Company. Therefore, the proposal may properly be omitted from its proxy material pursuant to Rule 14a-8(i)(7).

II. Conclusion

In view of the fact that the proposal deals with a matter relating to the Company's ordinary business operations, it is our opinion that the Company, in accordance with Rule 14a-8(i)(7), is permitted to omit Mr. Liguori's shareholder proposal from its proxy material for the 2004 Annual Meeting of Shareholders.

Based on the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if the Company omits the shareholder proposal described above from its proxy materials for the 2004 Annual Meeting of Shareholders. If the staff disagrees with our conclusion that this portion of the proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Mr. Liguori.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,

Michael E. Cutler

Enclosures

cc: Mr. Jeffrey L. Herrmann
Mr. Frank N. Liguori

Exhibit A

[July 31, 2003, Shareholder Letter Attached]

Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, N.Y. 11743

July 31, 2003

Via U.S. Certified Mail
Mr. K. Millard, Chairman
Telular Corporation
647 North Lakeview Pkwy
Vernon Hills, Illinois 60061

RE: Shareholder Proposal

Dear Mr. Millard:

In the interest of all shareholders I submit the attached shareholder proposal for inclusion in the next proxy.

I currently own 473,000 shares of the common stock of Telular Corporation. The shares are held in street name at Prudential Financial, and I have owned those shares for over one year.

If you would like to discuss the above, feel free to contact me.

Sincerely,

Frank N. Liguori

FNL:nb

cc: J. L.Herrmann Telular Corporate Secretary
(with Shareholder Proposal attached)

SHAREHOLDER PROPOSAL OF FRANK LIGUORI FOR INCLUSION IN THE PROXY STATEMENT OF TELULAR CORPORATION

Proposal

Resolved, that the shareholders of Telular Corporation (the "Company") hereby request that the Company's Board of Directors (1) immediately appoint a committee of independent, non-management directors of the Company (the"Committee") to explore strategic alternatives for maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spinn-off, split-off or divestiture of the Company or a division thereof; (2) direct the Committee with respect to the exploration of such strategic alternatives; and (3) direct the Committee to report to the Board of Directors its findings and recommendations with respect to the implementation of such a strategic alternatives.

Supporting Statement

The purpose of this proposal is to ensure that the Board of Directors explores, through a committee of independent, non-management directors, the various strategic alternatives that may exist for maximizing shareholder value. The proposal does not commit the Company to pursue any particular alternative, but simply commits the Company to seriously explore such alternatives.

To the extent the Company deems this Shareholder Proposal to contain any procedural or eligibility deficiiencies under 17 CFR section 240.14a-8, I respectfully request that the Company notify me promptly thereof so that I may have an opportunity to correct any such deficiencies.

Dated: July 31, 2003

Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, N.Y. 11743
(631) 385-0200

Exhibit B

[August 15, 2003, Company Response Letter Attached]

TELULAR
CORPORATION

August 15, 2003

Certified Mail, Return Receipt Requested

Mr. Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, New York 11743

Dear Mr. Liguori:

We received your proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders on August 6, 2003.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value . . . of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your stock ownership if, as you state in your letter, your shares are held in the name of another record holder. Moreover, the rules specify that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting."

We are enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 (Rule 14a-8(b)(1), 14a-8(b)(2), 14a-8(b)(2)(i)), Question 3 (Rule 14a-8(c)) and Question 6 (Rule 14a-8(f)).

Telular Corporation intends to omit your proposal from its proxy materials unless your proposal is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,

Jeffrey L. Herrmann
Executive Vice President
and Chief Operating Officer

Cc: Kenneth E. Millard
Chairman of the Board

DC: 936308-2

SEC-REG, FSLR ¶26,862, Reg. §240.14a-8, **[Shareholder Proposals]**
[Shareholder Proposals]

Reg. §240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question** 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than

30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6 .

[Adopted in Release No. 34-378(A), September 24, 1935; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; by Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; amended in Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; amended in Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; amended in Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F. R. 29106.]

[Compilation reference: ¶24,012 .]

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Sent To: MR. FRANK N. LIGUORI
Street, Apt. No.; or PO Box No.: ONE LIGHTHOUSE POINT
City, State, ZIP+4: LLOYD HARBOR, NY 11743

PS Form 3800, June 2002 See Reverse for Instructions

Exhibit C

[August 19, 2003, Shareholder Letter Attached]

FRANK N. LIGUORI

8/19/03

To Jeffrey Hermann, E.V.P. & C.O.O. Teledyne Corporation
From Frank Liguori

Dear Jeff:

Enclosed is a copy of my shareholders proposal along with a notarized letter from my broker verifying I own 473,000 shares of Teledyne since August 2, 2003. Also, I intend to hold my shares through the date of the company's next annual meeting of shareholders.

If you require anything further please advise.

Sincerely
Frank Liguori

Prudential Securities
A Division of WACHOVIA SECURITIES, LLC

88 Froehlich Farm Boulevard
Woodbury, NY 11797
Tel 516 677-5500 800 874-9784
Fax 516 921-1310

August 18, 2003

Mr. Frank Liguori
1 Lighthouse Road
Lloyd Harbor, NY 11743

Dear Mr. Liguori:

This letter will confirm that our statement records confirm that you have held 473,000 shares of Telular Corporation (WRLS) since August 2002. I have enclosed a copy of both your current and August 31, 2002 statement reflecting the 473,000 shares of Telular.

Please contact me if you require additional information.

Sincerely,

D Roger Gaeckler

D. Roger Gaeckler
Sr. Vice President – Investments

STATE OF NEW YORK
COUNTY OF SUFFOLK

Dennis Cunningham
NOTARY PUBLIC 4771423
MY TERM EXP 1/31/07

Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, N.Y. 11743

July 31, 2003

Via U.S. Certified Mail
Mr. K. Millard, Chairman
Telular Corporation
647 North Lakeview Pkwy
Vernon Hills, Illinois 60061

RE: Shareholder Proposal

Dear Mr. Millard:

In the interest of all shareholders I submit the attached shareholder proposal for inclusion in the next proxy.

I currently own 473,000 shares of the common stock of Telular Corporation. The shares are held in street name at Prudential Financial, and I have owned those shares for over one year.

If you would like to discuss the above, feel free to contact me.

Sincerely,

Frank N. Liguori

FNL:nb

cc: J. L.Herrmann Telular Corporate Secretary
(with Shareholder Proposal attached)

SHAREHOLDER PROPOSAL OF FRANK LIGUORI FOR INCLUSION IN THE PROXY STATEMENT OF TELULAR CORPORATION

Proposal

Resolved, that the shareholders of Telular Corporation (the "Company") hereby request that the Company's Board of Directors (1) immediately appoint a committee of independent, non-management directors of the Company (the"Committee") to explore strategic alternatives for maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spin-off, split-off or divestiture of the Company or a division thereof; (2) direct the Committee with respect to the exploration of such strategic alternatives; and (3) direct the Committee to report to the Board of Directors its findings and recommendations with respect to the implementation of such a strategic alternatives.

Supporting Statement

The purpose of this proposal is to ensure that the Board of Directors explores, through a committee of independent, non-management directors, the various strategic alternatives that may exist for maximizing shareholder value. The proposal does not commit the Company to pursue any particular alternative, but simply commits the Company to seriously explore such alternatives.

To the extent the Company deems this Shareholder Proposal to contain any procedural or eligibility deficiiencies under 17 CFR section 240.14a-8, I respectfully request that the Company notify me promptly thereof so that I may have an opportunity to correct any such deficiencies.

Dated: July 31, 2003

Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, N.Y. 11743
(631) 385-0200

[redacted]

UNITED STATES POSTAL SERVICE

9264

[redacted]

U.S. POSTAGE
PAID
HUNTINGTON,NY
11743
AUG 19, 03
AMOUNT

$4.42

00068158-02

Telular Corporation
Jeffrey Herrmann, E.V.P & COO
647 North Lakeview Parkway
Vernon Hills, Illinois 60061

RETURN RECEIPT REQUESTED

60061#1829

Exhibit D

[August 18, 2003, Broker Letter Attached]

Prudential Securities
A Division of WACHOVIA SECURITIES, LLC

88 Froehlich Farm Boulevard
Woodbury, NY 11797
Tel 516 677-5500 800 874-9784
Fax 516 921-1310

August 18, 2003

Mr. Frank Liguori
1 Lighthouse Road
Lloyd Harbor, NY 11743

Dear Mr. Liguori:

This letter will confirm that our statement records confirm that you have held 473,000 shares of Telular Corporation (WRLS) since August 2002. I have enclosed a copy of both your current and August 31, 2002 statement reflecting the 473,000 shares of Telular.

Please contact me if you require additional information.

Sincerely,

D Roger Gaeckler

D. Roger Gaeckler
Sr. Vice President – Investments

STATE OF NEW YORK
COUNTY OF SUFFOLK

Dennis Cunningham
NOTARY PUBLIC 4771423
MY TERM EXP 1/31/07

Exhibit E

[September 9, 2003, Company Letter Attached]

TELULAR
CORPORATION

September 9, 2003

Certified Mail, Return Receipt Requested

Mr. D. Roger Gaeckler
Sr. Vice President - Investments
Prudential Securities
88 Froehlich Farm Boulevard
Woodbury, NY 11797

Dear Mr. Gaeckler:

We received a copy of your letter addressed to Mr. Frank Liguori, dated August 18, 2003, indicating that Mr. Liguori has held 473,000 shares of Telular Corporation since "August 2002."

Rule 14a-8(b)(2) of the proxy rules of the Securities and Exchange Commission specifies how Mr. Liguori must prove to us his stock ownership if his shares are held in the name of another record holder. The records we have received do not satisfy the requirements of Rule 14a-8(b)(2)(i) listed under Question 2 of the SEC's rules, which, in part, call for him to:

> submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

To assist us in determining whether Mr. Liguori has satisfied the requirements of Rule 14a-8(b)(2) of the proxy rules of the Securities and Exchange Commission, please confirm to us in writing whether Mr. Liguori has continuously held his shares since August 6, 2002, as we received his shareholder proposal on August 6, 2003.

Telular Corporation intends to omit Mr. Liguori's proposal from its proxy materials unless (1) you promptly confirm the foregoing to us and (2) we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

DC: 952338-2

Very truly yours,

Jeffrey L. Herrmann
Executive Vice President
and Chief Operating Officer

cc. Mr. Frank N. Liguori
One Lighthouse Point
Lloyd Harbor, NY 11743

Kenneth Millard
Chairman of the Board

7002 2410 0007 9814 1835

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Postmark Here: VERNON HILLS IL SEP 04 2003 60061

Sent To: Mr. D. Roger Gaeckler Sr. VP
Street, Apt. No.; or PO Box No.: Prudential Securities
City, State, ZIP+4: 88 Froehlich Farm Blvd Woodbury NY 11797

PS Form 3800, June 2002 See Reverse for Instructions

7002 2410 0007 9814 1828

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

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Postmark Here: VERNON HILLS IL SEP 04 2003 60061

Sent To: Mr Frank Liguori
Street, Apt. No.; or PO Box No.: One Lighthouse Point
City, State, ZIP+4: Lloyd Harbor, NY 11743

PS Form 3800, June 2002 See Reverse for Instructions

Exhibit F

[September 15, 2003, Broker Letter Attached]

Prudential Securities
A Division of WACHOVIA SECURITIES, LLC

88 Froehlich Farm Boulevard
Woodbury, NY 11797
Tel 516 677-5500 800 874-9784
Fax 516 921-1310

September 15, 2003

Mr. Jeffrey Herrmann
Executive Vice President
Chief Operating Officer
Telular Corporation
647 North Lakeview Parkway
Vernon Hills, Ill. 60061

Dear Mr. Herrmann:

I have received your correspondence of September 9th, 2003 regarding ownership of Telular shares by Mr. Frank Liguori.

Our records indicate that Mr. Liguori held 472,800 shares of Telular Corporation outright at the end of July 2002, and also that he held additional 200 shares in options, which were exercised, in early August 2002. Since he has never sold any shares of Telular stock in any accounts with which I provide assistance, you can assume that he has held at least 472,800 continuously prior to August 6th, 2002 through the present. I believe that he holds additional shares elsewhere, but that would have to be confirmed directly with Mr. Liguori. In any case, it is my understanding that he easily surpasses the requisite number of shares held continuously to warrant consideration of any proposals that he has submitted for proxy. That, however, is a matter for discussion between Mr. Liguori and you.

Regarding this matter, I am pleased to have received a letter from you because you have not returned any of my recent phone calls. Considering that my clients and I have been loyal shareholders for many years, it is both surprising and disappointing to be ignored. I trust that you will not forget that we supported Telular during the periods of time when its shares were under severe pressure. Although, to this point, not one of my clients has a profitable position, you have never received any serious complaint or criticism from us. Therefore, you may understand why I am expressing concern that, with the exception of your recent letter, I have not been contacted by you, nor have you picked up the phone to take my calls.

Please contact me if you require additional information.

Sincerely,

Roger Gaeckler

Roger Gaeckler
Sr. Vice President – Investments

cc. Mr. Frank Liguori

Frank N. Liguori
1 Lighthouse Point
Lloyd Harbor, New York 11743
(631) 385-0200

October 17, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Telular Corporation: Attempted Rejection of Shareholder Proposal

Ladies and Gentlemen:

I write in response to the September 22, 2003 letter ("Letter") to you by Michael E. Cutler, counsel for Telular Corporation ("Telular"), regarding the shareholder proposal and supporting statement ("Proposal") that I submitted to Telular for inclusion in Telular's proxy material for its 2004 Annual Meeting of Shareholders. Telular requests confirmation that it will not be subjected to any enforcement action by the Securities and Exchange Commission ("Commission") if Telular omits my Proposal from its proxy materials. Telular argues that my Proposal is excludable under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 because it deals with a matter relating to the Company's "ordinary business operations." For the following reasons, I respectfully disagree with Telular's assertion:

1. My Proposal

My proposal and supporting statement provide:

Proposal

"Resolved, that the shareholders of Telular Corporation (the 'Company') hereby request that the Company's Board of Directors (1) immediately appoint a committee of independent, non-management directors of the Company (the 'Committee') to explore ***strategic alternatives for maximizing shareholder value, for Company shareholders, including, but not limited to, a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof***; (2) direct the Committee with respect to the exploration of such strategic alternatives; and (3) direct the Committee to report to the Board of Directors its findings and recommendations with respect to the implementation of strategic alternatives." (Emphasis added)

Supporting Statement

"The purpose of this proposal is to ensure that the Board of Directors explores, through a committee of independent, non-management directors, the various strategic alternatives that may exist for maximizing shareholder value. The proposal does not commit the Company to pursue any particular alternative, but simply commits the Company to seriously explore such alternatives."

2. Argument

The language of my Proposal indicates that the strategic alternatives that are to be considered include a "sale, a merger, spin[]-offs, split-offs, or divestiture of [Telular] or a division thereof." The creation of an independent committee of the Board of Directors and the extraordinary transactions contemplated by my Proposal are hardly "ordinary course of business" events.

The purpose of the ordinary business exception is to allow management to run the company on a day-to-day basis and to prevent the shareholders from "'micro-manag[ing]'" the company by probing into matters about which they are not able to make an informed judgment. *See* Exchange Act Release No. 34-40018 (May 21, 1998). Regarding ordinary business, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* The undertakings and transactions contemplated by my Proposal do not fall within the "ordinary business" exception.

Telular cites certain no-action letters that are inapplicable to my Proposal. For example, in *Archon Corporation*, (March 10, 2003) the Staff recommended no action pursuant to Rule 14a-8(i)(10), as the proposal had already been implemented, not 14a-8(i)(7). In *Sears Roebuck & Co.* (February 7, 2000), the shareholder proposal sought to have the company "hire an investment banking firm," but failed to elaborate on what the firm was to do. In *E*Trade Group* (October 31 2000), the Staff appears to have recommended no-action because the shareholder had not satisfied the minimum share ownership requirements pursuant to Rules 14a-8(b) and 14a-8(f).

My Proposal is similar to the one upheld in *Student Loan Corporation* (March 18, 1999), which requested that the company "engage the services of a nationally recognized investment banking firm . . . to explore all alternatives to enhance the value of the company including, but not limited to the possibility of a sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company, and to present to the shareholders within three months of the scheduled 1999 Annual Meeting a plan for maximizing shareholder value."

In this post-Sarbanes-Oxley Act era — in which the SEC has championed the rights of shareholders to be kept better informed of their companies' financial/accounting activities and to more easily communicate their views concerning issues such as those addressed in my Proposal — Telular's attempt to squelch my Proposal is a dramatic step backwards. I respectfully urge the Staff to require Telular to include my Proposal in its upcoming proxy materials.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded to counsel for Telular.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to me via the enclosed pre-paid envelope.

Thank you for your consideration.

Respectfully submitted,

Frank N. Liguori

VIA FIRST CLASS MAIL

cc: Michael E. Cutler, Esq.

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

October 24, 2003

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Telular Corporation -- Omission of Shareholder Proposal from Proxy Material

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Telular Corporation, a Delaware corporation (the "Company"), in response to the October 17, 2003, letter to the Securities and Exchange Commission (the "Commission") by Frank N. Liguori (the "Liguori Response Letter") regarding a shareholder proposal and supporting statement (the "Liguori Shareholder Proposal") that Mr. Liguori submitted to the Company for inclusion in Telular's proxy material for its 2004 Annual Meeting of Shareholders. A copy of the Liguori Response Letter is attached hereto as Exhibit A.

On September 22, 2003, we submitted a letter (the "No-Action Letter Request") to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Commission if the Liguori Shareholder Proposal (as described in the No-Action Letter Request) is omitted from the Company's proxy material for its 2004 Annual Meeting of Shareholders. The Liguori Response Letter is Mr. Liguori's response to the No-Action Letter Request.

For the reasons set forth below, we respectfully disagree with a number of assertions in the Liguori Response Letter and again request the relief specified in the No-Action Letter Request.

I. Discussion

A. The No-Action Letter Request Cites Precedents That Are Directly Applicable to the Liguori Shareholder Proposal.

In the Liguori Response Letter, Mr. Liguori makes several statements suggesting that the No-Action Letter Request improperly cites precedents that are otherwise inapplicable to the Liguori Shareholder Proposal. It states:

> Telular cites certain no-action letters that are inapplicable to my Proposal. For example, in *Archon Corporation,* (March 10, 2003) the Staff recommended no action pursuant to Rule 14a-8(i)(10), as the proposal had already been implemented, not 14a-8(i)(7). In *Sears Roebuck & Co.* (February 7, 2000), the shareholder proposal sought to have the company "hire an investment banking firm," but failed to elaborate on what the firm was to do. In *E*Trade Group* (October 31, 2000), the Staff appears to have recommended no-action because the shareholder had not satisfied the minimum share ownership requirements pursuant to Rules 14a-8(b) and 14a-8(f).

Contrary to Mr. Liguori's claims, however, each of the no-action letters cited in this excerpt are directly applicable to the Liguori Shareholder Proposal and stand for the proposals cited in the No-Action Letter Request. This is explained in greater detail below.

1. Archon Corporation (March 10, 2003)

In contrast to Mr. Liguori's assertion that "the staff recommended no action pursuant to Rule 14a-8(i)(10)," in *Archon Corporation* (March 10, 2003), the Office of Chief Counsel of the Division of Corporation Finance (the "Office of Chief Counsel") specifically stated

> There appears to be some basis for your view that Archon may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears to relate to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Archon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Archon relies.

It is thus clear that the Office of Chief Counsel did not address Rule 14a-8(i)(10) in reaching its conclusion, notwithstanding Mr. Liguori's assertion to the contrary, but rather based its decision on Rule 14a-8(i)(7). A copy of *Archon Corporation* (March 10, 2003), including filings by counsel and the response of the Office of Chief Counsel, is attached hereto as Exhibit B.

2. Sears Roebuck & Co. (February 7, 2000)

Mr. Liguori asserts in this case that the "shareholder proposal sought to have the company 'hire an investment banking firm,' but failed to elaborate on what the firm was to do." This is, however, incorrect. Sears, Roebuck & Co. received three separate shareholder proposals from Mr. William Steiner during late 1999 and early 2000. The first requested that Sears "hire an investment banking firm to arrange for the sale of all or parts of the Company." Sears submitted a letter to the staff of the Division of Corporation Finance on December 22, 1999, requesting confirmation that the staff would not recommend an enforcement action to the Commission for omitting the proposal from Sears' proxy materials, and asserting Rule 14a-8(i)(7) as the basis for exclusion.

In response to receiving a copy of Sears' submission to the Commission, Mr. Steiner modified his original proposal, requesting that Sears hire an investment banking firm to arrange for the "sale of all of the Company" and making certain other significant modifications. In response, Sears submitted a letter to the staff of the Division of Corporation Finance on January 14, 2000, requesting confirmation that it would not recommend an enforcement action to the Commission for omitting the proposal from Sears' proxy materials, this time asserting that Mr. Steiner's original proposal had been withdrawn and that the "new" proposal was submitted after the deadline established by Sears for submission of shareholder proposals in accordance with Rule 14a-8(e).

In response receiving a copy of Sears' second submission to the Commission, Mr. Steiner again modified his original proposal, this time simply requesting that Sears hire an investment banking firm, with no specific mandate. Sears submitted a letter to the staff of the Division of Corporation Finance on January 26, 2000, requesting confirmation that it would not recommend an enforcement action to the Commission for omitting the proposal from Sears' proxy materials, again asserting that Mr. Steiner's original proposal had been withdrawn, that the further revised proposal had been substantially implemented in accordance with Rule 14a-8(i)(10) and that the further revised proposal was submitted after the deadline established by Sears for submission of shareholder proposals in accordance with Rule 14a-8(e).

In response, Office of Chief Counsel considered Mr. Steiner to have made two submissions: the first relating to the hiring of an investment banking firm to arrange for the sale of all or parts of Sears, and the second relating to the hiring of an investment banking firm to arrange for the sale of all of Sears. The Office of Chief Counsel then specifically stated:

> There appears to be some basis for your view that Sears may exclude the first proposal under rule 14a-8(i)(7) as relating to its ordinary business operations. We note that the first proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the

> Commission if Sears omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).
>
> There appears to be some basis for your view that Sears may exclude the second proposal under rule 14a-8(e)(2) because Sears received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Sears omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

It is thus clear that, contrary to Mr. Liguori's assertion, Mr. Steiner did elaborate on what Sears was to do upon hiring an investment bank in his first proposal. But the Office of Chief Counsel nevertheless specifically concurred with Sears that it had some basis for excluding this proposal under Rule 14a-8(i)(7). A copy of *Sears, Roebuck & Co.* (February 7, 2000), including filings by counsel and the response of the Office of Chief Counsel, are attached hereto as Exhibit C.

3. <u>E*Trade (October 31, 2000)</u>

In contrast to Mr. Liguori's assertion that "the Staff appears to have recommended no-action because the shareholder had not satisfied the minimum share ownership requirements pursuant to Rules 14a-8(b) and 14a-8(f)", in *E*Trade Group* (October 32, 2000), the Office of Chief Counsel specifically stated:

> The proposal relates to E*TRADE establishing a Shareholder Value Committee for the purpose of advising the board on potential mechanisms for increasing shareholder value.
>
> There appears to be some basis for your view that E*TRADE may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which E*TRADE relies.

It is thus clear that the Office of Chief Counsel did not address Rules 14a-8(b) and 14a-8(f) in responding to E*Trade, notwithstanding Mr. Liguori's assertion to the contrary. A copy of *E*Trade Group* (October 31, 2000), including filings by counsel and the response of the Office of Chief Counsel, are attached hereto as Exhibit D.

B. The Liguori Response Letter Cites Precedent That Is Not Directly Applicable to the Liguori Shareholder Proposal.

Contrary to Mr. Liguori's assertion, the Liguori Shareholder Proposal is distinguishable from the proposal found in *Student Loan Corporation* (March 18, 1999) and may be excluded on the basis of the precedents cited in the No-Action Letter Request.[1] Unlike the proposal in *Student Loan Corporation* (March 18, 1999), which did not expressly identify non-extraordinary transactions, the Liguori Shareholder Proposal itself expressly enumerates suggested strategic alternatives for maximizing shareholder value that are non-extraordinary transactions, namely "sale . . . , spin[]-off, split-off or divestiture of the Company ***or a division thereof***." (emphasis added.) As stated in the No-Action Letter Request, the Company's Board of Directors retains, in accordance with its authority to manage the business and affairs of the Company under Delaware law, the power to engage in sales, spin-offs and divestments of divisions of the Company, which are not extraordinary transactions requiring stockholder approval.

Consequently, the Liguori Shareholder Proposal is far closer to the original proposal in the *Sears* letter, cited above, which referred to "sale of all or parts of the Company," than it is to the *Student Loan Corporation* proposal. As *Sears* and the other no-action letters cited in our original No-Action Letter Request indicate, the staff has consistently granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the shareholder proposal was determined to expressly relate even in part to non-extraordinary matters that constituted part of the company's ordinary business operations.

II. <u>Conclusion</u>

In view of the fact that the Liguori Shareholder Proposal deals with a matter relating to the Company's ordinary business operations, we re-assert our opinion in the No-Action Letter

---

[1] The proposal in *Student Loan Corporation* read, in full:

> Resolved, that the shareholders of Student Loan Corporation recommend that the board of directors engage the services of a nationally recognized investment banking firm, with which it or its parent Citigroup has minimal current investment banking involvement, to explore all alternatives to enhance the value of the Company, including, but not limited to the possible sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company, and to present to the shareholders within three months of the scheduled 1999 Annual Meeting a plan for maximizing shareholder value.

Request that the Company, in accordance with Rule 14a-8(i)(7), is permitted to omit Mr. Liguori's shareholder proposal from its proxy material for the 2004 Annual Meeting of Shareholders.

Based on the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if the Company omits the shareholder proposal described above from its proxy materials for the 2004 Annual Meeting of Shareholders. If the staff disagrees with our conclusion that this portion of the proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Mr. Liguori.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,

Michael E. Cutler

Enclosures

cc: Mr. Jeffrey L. Herrmann
Mr. Frank N. Liguori

Exhibit A

[October 17, 2003, Shareholder Letter Attached]

Frank N. Liguori
1 Lighthouse Point
Lloyd Harbor, New York 11743
(631) 385-0200

October 17, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Telular Corporation: Attempted Rejection
of Shareholder Proposal

Ladies and Gentlemen:

I write in response to the September 22, 2003 letter ("Letter") to you by Michael E. Cutler, counsel for Telular Corporation ("Telular"), regarding the shareholder proposal and supporting statement ("Proposal") that I submitted to Telular for inclusion in Telular's proxy material for its 2004 Annual Meeting of Shareholders. Telular requests confirmation that it will not be subjected to any enforcement action by the Securities and Exchange Commission ("Commission") if Telular omits my Proposal from its proxy materials. Telular argues that my Proposal is excludable under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 because it deals with a matter relating to the Company's "ordinary business operations." For the following reasons, I respectfully disagree with Telular's assertion:

1. My Proposal

My proposal and supporting statement provide:

Proposal

"Resolved, that the shareholders of Telular Corporation (the 'Company') hereby request that the Company's Board of Directors (1) immediately appoint a committee of independent, non-management directors of the Company (the 'Committee') to explore ***strategic alternatives for maximizing shareholder value, for Company shareholders, including, but not limited to, a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof***; (2) direct the Committee with respect to the exploration of such strategic alternatives; and (3) direct the Committee to report to the Board of Directors its findings and recommendations with respect to the implementation of strategic alternatives." (Emphasis added)

Supporting Statement

"The purpose of this proposal is to ensure that the Board of Directors explores, through a committee of independent, non-management directors, the various strategic alternatives that may exist for maximizing shareholder value. The proposal does not commit the Company to pursue any particular alternative, but simply commits the Company to seriously explore such alternatives."

2. Argument

The language of my Proposal indicates that the strategic alternatives that are to be considered include a "sale, a merger, spin[]-offs, split-offs, or divestiture of [Telular] or a division thereof." The creation of an independent committee of the Board of Directors and the extraordinary transactions contemplated by my Proposal are hardly "ordinary course of business" events.

The purpose of the ordinary business exception is to allow management to run the company on a day-to-day basis and to prevent the shareholders from "'micro-manag[ing]'" the company by probing into matters about which they are not able to make an informed judgment. *See* Exchange Act Release No. 34-40018 (May 21, 1998). Regarding ordinary business, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* The undertakings and transactions contemplated by my Proposal do not fall within the "ordinary business" exception.

Telular cites certain no-action letters that are inapplicable to my Proposal. For example, in *Archon Corporation*, (March 10, 2003) the Staff recommended no action pursuant to Rule 14a-8(i)(10), as the proposal had already been implemented, not 14a-8(i)(7). In *Sears Roebuck & Co.* (February 7, 2000), the shareholder proposal sought to have the company "hire an investment banking firm," but failed to elaborate on what the firm was to do. In *E*Trade Group* (October 31 2000), the Staff appears to have recommended no-action because the shareholder had not satisfied the minimum share ownership requirements pursuant to Rules 14a-8(b) and 14a-8(f).

My Proposal is similar to the one upheld in *Student Loan Corporation* (March 18, 1999), which requested that the company "engage the services of a nationally recognized investment banking firm . . . to explore all alternatives to enhance the value of the company including, but not limited to the possibility of a sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company, and to present to the shareholders within three months of the scheduled 1999 Annual Meeting a plan for maximizing shareholder value."

In this post-Sarbanes-Oxley Act era — in which the SEC has championed the rights of shareholders to be kept better informed of their companies' financial/accounting activities and to more easily communicate their views concerning issues such as those addressed in my Proposal — Telular's attempt to squelch my Proposal is a dramatic step backwards. I respectfully urge the Staff to require Telular to include my Proposal in its upcoming proxy materials.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded to counsel for Telular.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to me via the enclosed pre-paid envelope.

Thank you for your consideration.

Respectfully submitted,

Frank N. Liguori

VIA FIRST CLASS MAIL

cc: Michael E. Cutler, Esq.

Exhibit B

[Archon Corporation (March 10, 2003) No-Action Letter Attached]

Shareholder Proposal

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Act 1934
Section
Rule 14a-8
Public
Availability 3/10/2003

Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

RE: Archon Corporation
Incoming letter dated January 21, 2003

Dear Ms. Bertero:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to Archon by SOLMIROG LTD. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jordan Rogers
SOLMIROG LTD.
P.O. Box 1310
Beaumont, TX 77704

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Archon Corporation
Incoming letter dated January 21, 2003

The proposal requests that the board of directors appoint a committee of independent directors to authorize and direct an investment banking firm to explore alternatives to maximize shareholder value.

There appears to be some basis for your view that Archon may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears to relate to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Archon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Archon relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com

kbertero@gibsondunn.com

January 21, 2003

Direct Dial
(213) 229-7360

Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2003 JAN 22 AM 10:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: *Shareholder Proposal of Solmirog Ltd.*
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Archon Corporation ("Archon" or the "Company"), to omit from its proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") received from Solmirog Ltd. (the "Proponent"). The Proposal provides as follows:

> RESOLVED, that the shareholders of Archon Corporation ("Archon") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors that would be authorized and directed to explore strategic alternatives to maximize shareholder value, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to implement the repurchase program authorized by the Board of Directors in March 2002.

A copy of the letter from the Proponent containing the Proposal and Supporting Statement is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Archon's intention to exclude the Proposal and the Supporting Statement from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Archon's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Archon intends to begin distribution of its definitive 2003 Proxy Materials on or after April 11, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Archon files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

BASES FOR EXCLUSION

We believe the Proposal and the Supporting Statement may be properly excluded from the 2003 Proxy Materials for the following reasons:

1. pursuant to Rule 14a-8(b)(1), because the Proponent is not the owner of securities entitled to vote on the Proposal;

2. pursuant to Rule 14a-8(i)(7), because the Proposal concerns Archon's ordinary business operations; and

3. pursuant to Rule 14a-8(i)(3), because the Supporting Statement contains false and misleading statements in violation of Rule 14a-9.

We also believe that at a portion of the Proposal may be excluded for the following reason:

4. pursuant to Rule 14a-(i)(10), because the Company has substantially complied with a portion of the Proposal.

1. Under Rule 14a-8(b)(1), the Company May Exclude the Proposal and the Supporting Statement Because the Proponent is not the Owner of Securities Entitled to Vote on the Proposal.

Archon believes that the Proposal and the Supporting Statement may be excluded from its 2003 Proxy Materials because the Proponent does not own securities entitled to vote on the Proposal. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* at the meeting for at least one year by the date [the shareholder submits] the proposal." (emphasis added) In its December 12, 2002 letter, the Proponent stated that it holds shares of the Company's Preferred Stock. *See* Exhibit A. Since, as described below, the Preferred Stock is not eligible to vote on the Proposal, Archon sent a response letter dated December 20, 2002 to the Proponent within fourteen days of its receipt of the Proponent's letter, informing the Proponent that it was not eligible to submit the Proposal because it did not own securities entitled to vote on the Proposal and indicating that the Proponent's response had to be postmarked within fourteen days of receiving Archon's letter. *See* Exhibit B. Archon's December 20 letter was sent to the Proponent on December 20, 2002 via facsimile and via regular mail. Archon no longer has a copy of the confirmation that the Proponent received the facsimile. However, in the statement attached hereto as Exhibit C, Charles Sandefur, Archon's Chief Financial Officer, confirms that he personally faxed the December 20 letter to the Proponent on December 20, 2002 and that he received a confirmation that the facsimile was successfully sent on that date. The fourteen days period to respond to Archon's letter expired on January 3, 2003, and to date, the Proponent has not responded to the letter.

Archon has two classes of stock outstanding: common stock and exchangeable redeemable preferred stock (the "Preferred Stock"). Section 5(a) of the Certificate of Designation of the Preferred Stock, attached hereto as Exhibit D, provides that the Preferred Stock has no voting rights except as provided in that Section 5. Sections 5(b) and (c) describe the limited voting rights of the Preferred Stock. The Preferred Stock may only vote to (i) to approve or reject a proposed authorization, creation, issuance or increase in the authorized or issued amount of any preferred stock ranking on parity with or senior to the Preferred Stock, (ii) to approve or reject a proposed amendment, alteration, repeal or other change to Archon's articles of incorporation that would materially and adversely affect the rights, preferences, power or privileges of the Preferred Stock or (iii) to elect a Preferred Stock special director, if such a directorship exists. The Proposal requests that Archon's Board of Directors form a committee and hire investment bankers to consider strategic alternatives to maximize shareholder value and that the committee and investment bankers implement a previously approved preferred stock repurchase program. Since these matters are not within the limited voting rights described above, the Proponent, as a holder of the Company's Preferred Stock, would not be entitled to vote on the Proposal.

The Staff has recently confirmed and has consistently found that a proponent of a stockholder proposal must hold the class of securities eligible to vote on a proposal in order to submit that proposal. *See, e.g., The New York Times Co.* (avail. Jan. 3, 2003) (finding that a stockholder proposal could be excluded because the stockholder held nonvoting shares of common stock); *Media General, Inc.* (avail. Mar. 20, 2002) (recommending no action if a shareholder proposal submitted by a shareholder holding stock only entitled to vote on certain matters which did not include the subject matter of the proposal was excluded from the proxy materials); *OshKosh B'Gosh, Inc.* (avail. Mar. 19, 2001) (noting the company's representation that "holders of OshKosh B'Gosh's Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal" and concluding that the company had some bases for excluding the proposal under Rule 14a-8(b)). The Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) provides further support for Archon's position that it can omit the Proposal. In Question C(1)(b), the SLB No. 14 describes an example of a proposal that a company could exclude from its proxy materials. In the example, the holder of common stock which is only entitled to vote on the election of directors submits a proposal relating to executive compensation. The Staff states that there would be a basis for the company to exclude the proposal because the shareholder did not own the securities entitled to vote on the proposal. Similarly, the Proposal relates to strategic alternatives and implementation of a stock repurchase, but the Proponent holds stock which is only entitled to vote on specified limited actions affecting the rights of the Preferred Stock and on the election of a special director. Therefore, since the Proponent is not entitled to vote on the Proposal and is consequently not eligible to submit the Proposal, Archon believes it may exclude the Proposal and Supporting Statement from its 2003 Proxy Materials.

2. **Under Rule 14a-8(i)(7) the Company May Exclude the Proposal and the Supporting Statement Because the Proposal Concern's the Company's Ordinary Business Operations.**

The Proposal requests that the Archon Board of Directors appoint a committee to explore strategic alternatives, direct the committee to hire a financial advisor and implement a stock repurchase program. Archon believes the Proposal may be omitted under Rule 14a-8(i)(7) because each of these actions relates to the ordinary business activities of the Board of Directors. The Staff has provided the following guidance with regard to the application and purpose of the rule:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight....The second consideration relates to the degree to which the proposal seeks to 'micromanage' the Company by probing to deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

The Proposal first requests the Archon Board of Directors to appoint an independent committee made up of non-management directors to explore strategic alternatives to maximize shareholder value,[1] but the Proposal does not describe the exact strategic alternatives the committee should explore. Nevada law presumes that a board of directors will take informed actions "with a view toward the interests of the company." Nev. Rev. Stat. §78.138(3) (2001). In taking such actions the directors should consider both the long-term and short-term interests of the stockholders. Nev. Rev. Stat. §78.138(4)(d). Therefore, considering strategic alternatives to maximize shareholder value fall within the typical activity of a board of directors acting with a view of the interests of the corporation. Indeed, considering and taking action to maximize shareholder value is fundamental to the regular and ordinary activities of Archon's Board of Directors.

The Supporting Statement explains that the Proposal does not require the committee to seek out a potential sale or merger for the Company. The committee would only be required to "fairly evaluate" such options were they to become available. The evaluation of sale or merger options by the committee would supplement the ordinary activities of the Archon Board of Directors, which necessarily involve making decisions and considering all alternatives designed to enhance shareholder value.

Second, the Proposal requests that the Board of Directors instruct the committee to retain a leading investment banking firm to help consider such strategic alternatives. Choosing to employ an outside financial advisor is also a non-extraordinary transaction inherent to the Board's managerial powers.

The Staff has, in recent years, allowed shareholder proposals to be omitted when they require a board to retain a third party financial advisor for the purpose of maximizing shareholder value. Virginia Capital Bancshares, Inc., for example, omitted a proposal directing the board to retain a reputable investment bank to evaluate various means to improve the value of the company's shares. *Virginia Capital Bancshares* (avail. Jan. 16, 2001). The Staff took no action on the omission because the proposal related to non-extraordinary transactions. The

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[1] Nevada law allows a board of directors to appoint a committee to exercise the power of the board of directors in the management of the business and affairs of the company. Nev. Rev. Stat. §78.125 (2001). Boards commonly appoint committees to perform a variety of functions, and appointing such committees is part of a Board's ordinary activities. In addition, because the committees may exercise the power of a board, a shareholder proposal requesting that a committee take actions related to the ordinary business of the company may be excluded pursuant to Rule 14a-8(i)(7).

Staff's reasoning was identical in allowing NACCO Industries, Inc. to omit a proposal recommending the board engage the services of an investment bank to explore all alternatives to enhance the value of the company. *NACCO Industries, Inc.* (avail. Mar. 29, 2000).

The Staff's position is not a new one. The Staff has long allowed the omission of similar proposals to enhance shareholder value because they related to non-extraordinary transactions. *Bel Fuse, Inc.* (Apr. 24, 1991) (allowing the omission of a proposal relating to the engagement of an investment banker to explore alternatives for maximizing shareholder value, including selling assets of the company or restructuring the company); *Statesman Group, Inc.* (avail. Mar. 22, 1990) (taking no action on a company's omission of a proposal to require the retention of an investment bank to advise on the restructure of the company). The Proposal here similarly relates to the non-extraordinary transaction of the retention of an investment bank to explore alternatives to maximize shareholder value. Accordingly, it may be omitted because it relates to the ordinary business activities of the Company.

Finally, the Proposal authorizes the independent committee to implement the Company's share repurchase program. A company's decision to repurchase its own shares is clearly within the ordinary business activities of the board of directors. The decision to repurchase is not an extraordinary transaction, and is one that the board makes from time to time in its ordinary operations. Furthermore, because of the consideration that must be given to timing and price, the repurchase of shares often requires significant oversight to ensure consistency with both the long-term and short-term goals of the corporation. Therefore, it is not a proper subject for shareholder action.

The Staff has consistently allowed the omission of proposals seeking to implement share repurchases and has regarded these proposals as relating to the ordinary business activities of the company. *See, e.g., LTV Corp.* (avail. Feb. 7, 2000) (allowing the omission of a proposal requiring the repurchase of shares under the ordinary business exception); *Food Lion, Inc.* (avail. Feb. 22, 1996) (allowing the omission of a proposal to accelerate the implementation of a stock repurchase program because the proposal related to an ordinary business activity); *Clothestime, Inc.* (avail. Mar. 13, 1991) (permitting exclusion of a proposal requiring the company to purchase up to 2,500,000 shares of the company's common stock in the open market).

The Staff has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7) and has found that if any portion of the proposal is excludable because it relates to a company's ordinary business activities, the entire proposal may be excluded. *E*Trade Group, Inc.* (avail Oct. 31, 2000) (allowing for the omission of a proposal related to the establishment of a "shareholder value committee" for the purpose of advising the board on mechanisms for enhancing shareholder value because portions of the proposal related to ordinary business affairs); *see also Autodesk, Inc.* (avail. April 1, 2002) (permitting exclusion of a proposal requiring the submission of all equity incentive plans to the shareholders for approval because part of the proposal related to the ordinary business of the company); *K-Mart Corporation* (avail.

Mar. 12, 1999). All three portions of the Proposal relate to Archon's ordinary business, and therefore, Archon believes it may exclude the Proposal pursuant to Rule 14a-8(i)(7). However, even if the Staff were to disagree with the contention that all three portions of the proposal relate to ordinary business, the finding that one portion of the proposal relates to ordinary business would be a sufficient basis for Archon to omit the entire proposal.

For the foregoing reasons, Archon believes it may exclude the Proposal pursuant to Rule 14a-8(1)(7).

3. Under Rule 14a-8(i)(3) the Company May Exclude the Proposal and the Supporting Statement Because the Supporting Statement Contains False and Misleading Statements in Violation of Rule 14a-9.

The Company also believes that it may exclude the Proposal and the Supporting Statement under Rule 14a-8(i)(3) because the Supporting Statement contains numerous vague and indefinite or false statements in violation of Rule 14a-9. SLB No. 14 states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Supporting Statement contains the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise vague and misleading or false statements that the Proposal and Supporting Statement must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety, we respectfully request that the Staff recommend revision of the Supporting Statement.

First, the Supporting Statement states that the Proponent's belief that Preferred Stock is trading at a significant discount to the intrinsic value of its underlying businesses is "sustained by other respected analysts in the investment community." The Supporting Statement is misleading because it does not indicate who the analysts are, nor does it give evidence as to whether they support the belief of the Proponent or are respected. Recently, Peoples Energy Corp. received a shareholder proposal in which the supporting statement claims that "many institutional investors" had found that an independent chairman of the board could best provide the necessary oversight of management. The Staff found that there was some basis for Peoples Energy Corp.'s view that some portions of the supporting statement were materially false or misleading under Rule 14a-9 and required the proponent to revise the supporting statement to specifically identify the institutional investors referred to in the supporting statement. *Peoples Energy Corp.* (avail. Nov. 2, 2002). In addition, the statement that there are "other" respected analysts who sustain the Proponent's belief suggests that the Proponent is itself a respected analyst. This suggestion is materially misleading because the Supporting Statement gives no evidence that Proponent is an analyst or a "respected" analyst.

The Proponent makes a false statement in the Supporting Statement when it states that "[i]f other shareholders believe, as we do, that the value of the underlying assets of the company is not reflected in the stock price, then our board and management have not met their obligations to shareholders." The statement suggests that Archon's Board of Directors and management have an obligation to the shareholders to ensure that the stock price of the Company's shares reflect that assets of the Company, but this is not true. Nevada Revised Statutes Section 78.138(1) provides that the directors and officers of a Nevada corporation, like Archon, must exercise their powers "in good faith and with a view to the interests of the corporation." In exercising their powers with a view to the interests of the corporation, the board and officers may consider such things as the interests of the corporation's employees and customers, the general economy, the interests of the community and "[t]he long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation." Nev. Rev. Stat. §78.138(4) (2001). While Nevada law provides that the interest of the corporation and its shareholders should be considered, it does not provide a duty to the shareholders to ensure that the stock of a corporation trades at prices reflecting the company's assets.

The Proponent's Supporting Statement also contains inaccurate information with regard to the preferred stock repurchase program. The Proponent states that "to date, management has expended only $481,308 as of August 8, 2002" out of the money allocated to the preferred stock repurchase program. In addition to being vague because it is not clear if the Proponent is asserting that the Company had spent only $481,308 as of the date of the Proposal or as of August 8, 2002, the statement is inaccurate. The Company has not issued any public information as to how much of the money allocated to the share repurchase program it had expended as of August 8, 2002. Archon did provide in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 that it had spent $481,308 on the preferred stock repurchase program as of August 13, 2002. In addition, in its Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 10-K"), Archon reported that, as of December 16, 2002, it had purchased 674,177 shares of its preferred stock for $1,003,307 under its preferred stock repurchase program.

The Supporting Statement also contains several statements which are misleading because they are phrased as a fact when they are instead the wholly conclusory opinions of the Proponent. For example, the Supporting Statement states that "[the Archon] board and management can best add value now by obtaining an independent valuation of the assets and their deployment to maximize shareholder return." It is not necessarily true that that obtaining an independent valuation of the Company's assets is the best way to add value. Others might argue that obtaining new capital and making new investments might be a better way to increase the value of the Company. In addition to being misleading because it is phrased as an opinion, this statement is vague because the Proponent is not clear whether it is referring to the value of the Corporation as reflected in its stock price or some other kind of value.

Another opinion statement which is phrased as a fact provides that the employment of investment bank can "ensure that the right questions are raised and answered involving the valuation of the assets in the Company and the underlying securities." Even if one believes that the employment of an investment bank might lead to more relevant and important questions regarding the valuation of a company's assets, the conclusion that the investment bankers can "ensure" that the "right" questions are being asked and answered does not necessarily follow.

Finally, the Supporting Statement states that "[t]o this point, Archon common and preferred shareholders have shown great patience." The Proponent appears to be speaking for all of Archon's shareholders. It is very unlikely that the Proponent knows whether all of the Company's shareholders have exercised patience with respect to their investments. In fact, it is possible that some of the shareholders have not held shares of Archon common stock for long periods of time, so it is unlikely that these shareholders would have had to exercise great patience.

As is clear from the above discussion, the Supporting Statement contains a number of misleading, vague and false statements and would require detailed and extensive editing in order to bring it into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. *See* Section E.1. of SLB No. 14. Therefore, we believe that the Proposal and Supporting Statement may be omitted from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous vague and misleading statements contained therein, we respectfully request that the Staff recommend revision of the Supporting Statement.

4. **Under Rule 14a-8(i)(10) the Company May Exclude a Portion of the Proposal and the Supporting Statement Because the Company Has Substantially Complied with a Portion of the Proposal.**

A portion of the Proposal and the Supporting Statement may be omitted because Archon has already substantially implemented it.[2] Rule 14a-8(i)(10) permits companies to omit shareholder proposals if the proposal has already been substantially implemented by the company. The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991), citing Exchange Act Release No. 34-20091 (Aug. 16, 1983).[3]

The Proposal authorizes the appointed committee to implement the company's preferred stock repurchase program. The Proposal notes that the Company had, in March 2002, increased the aggregate expenditure authorized for the preferred stock repurchase program from $500,000 to $1.5 million. The Supporting Statement further notes that through August 8, 2002, the Company had "expended only $481,308" of the money authorized for stock repurchases and that the Company had not made any repurchases since the Board authorized the increased expenditures.

Archon believes it has substantially implemented the Proposal. In the 2002 10-K, Archon reported that it is now authorized to repurchase shares of its preferred stock using up to a total of $2.5 million. Archon also reported that it had, through the December 16, 2002, repurchased a total of 674,177 preferred shares at a total cost of $1,003,307.[4]

The Company has been implementing the preferred stock repurchase program on a consistent basis since its initial authorization in December 2000. The Company has expended portions of the additional funds authorized in March 2002, and indeed, it expects to continue to

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[2] The Company notes in this regard that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented the remaining portion of a proposal in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992) (proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

[3] In Exchange Act Release No. 34-40018, the Staff noted that the substantial implementation rule reflects its interpretation previously adopted in this 1983 Release.

[4] Archon also issued a press release on December 18, 2002, which it filed with the SEC on Form 8-K, announcing the same information.

do so. The Company, then, has substantially complied with the proposal, and in fact, it has gone beyond the proposal's request in further increasing the money allocated to the preferred stock repurchase program.

Because the Company has substantially implemented the portion of the Proposal requesting the implementation of the preferred stock repurchase program, that portion of the Proposal and the portion of the Supporting Statement related to the preferred stock repurchase program may be omitted from Archon's proxy materials.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff take no action if Archon excludes the Proposal and the Supporting Statement of Solmirog Ltd. from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858 if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Enclosures

cc: Charles Sandefur, Archon Corporation
Jordan Rogers, Solmirog Ltd.
Nevada Gaming Control Board

10666722_5.DOC

Exhibit A

Proposal and Supporting Statement

DEC-12-2002 10:56A FROM:Jordan Rogers 970-925-8183 TO:17027329465 P:1

SOLMIROG LTD.
P.O. Box 1310
Beaumont, TX 77704

JORDAN ROGERS

December 12, 2002

Charles W. Sandefer, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Via Fax 702-732-9465
Re: Shareholder Proposal – Strategic Alternatives

Dear Archon:

This letter is submitted in accordance with the Company's 2002 Proxy statement in which shareholders were informed to deliver proposals for the upcoming annual meeting.

Please know that SOLMIROG LTD., POB 1310, BEAUMONT, TX 77704, are owners of 67,059 shares of preferred stock, intends to introduce the attached proposal and statement in support at the next annual meeting and requests that such be included in the proxy material solicited by management pursuant to Rule 14(b), Securities Act of 1934. Shareholder will continue to hold its investment until said annual meeting and has held shares worth more then $2,000 for over one year. (support available upon request).

Sincerely,

SOLMIROG LTD
Jordan Rogers

Cc: Paul W . Lowden, President
William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 2600
Las Vegas, NV 89101

(409)838-6681 Fax(409)838-1542

<u>**Shareholder Proposal**</u>

"RESOLVED, that the shareholders of Archon Corporation ("Archon") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors that would be authorized and directed to explore strategic alternatives to maximize shareholder value, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to implement the preferred share repurchase program authorized by the Board of Directors in March 2002.

<u>**Shareholder Supporting Statement**</u>

The purpose of this proposal is to provide shareholders with the opportunity to advise the Board of Directors of their concerns regarding Archon's strategic direction and to express shareholders' desire to realize the full value of their investment in Archon.

We believe that Archon common and preferred shares trade at a significant discount to the sum of the intrinsic values of its underlying businesses. Our belief, sustained by other respected analysts in the investment community, is that the company's true, intrinsic value exceeds the current share price by a significant premium.

If other shareholders believe, as we do, that the value of the underlying assets of the company is not reflected in the stock price, then our board and management have not met their obligation to shareholders. Our board and management can best add value now by obtaining an independent valuation of the assets and their deployment to maximize shareholder return.

To this point, Archon common and preferred shareholders have shown great patience. However, our board must now chart a new course. In doing so, it is crucial that they have the independence, expertise, and focus that a nationally recognized investment banker, not employed by Archon within the last 5 years, can provide to ensure that the right questions are raised and answered involving the valuation of the assets in the Company and the underlying securities.

In March 2002, the Board authorized increasing the aggregate expenditure from $500,000 to $1.5 million to purchase preferred stock, at which time the price per share of preferred was listed at $1.75 per share or approximately 50% of the $3.42 per share liquidation price. As of December 10, 2002, the Preferred stock was listed at $1.40 per share or approximately 40% of the June 30, 2002 liquidation price per share. Despite this decline, to date, management has expended only $481,308 as of August 8, 2002 under such share purchase program and no money since authorizing the increase in funds applicable to this program in March 2002. The Preferred shares accrue a dividend at a rate of 15% per share. As of June 30, 2002, the Company reported cash and investments in marketable securities aggregating$72.5 million in its quarterly report on Form 10-q.

This resolution does not require that the Board accept an offer to sell or merge with another party, however if the Board of Directors acts on our request these options must be fairly evaluated by non-management directors on the basis of shareholder value.

Exhibit B

December 20, 2002 Letter from Archon Corporation to Proponent

December 20, 2002

Solmirog Ltd.
P.O. Box 1310
Jordan Rogers
Beaumont, TX 77704

Re: *Letter dated December 12, 2002 Regarding Shareholder Proposal – Strategic Alternatives*

Dear Jordan Rogers:

On December 12, 2002, we received your letter on behalf of Solmirog Ltd. ("Solmirog") dated December 12, 2002, which included Solmirog's stockholder proposal regarding strategic alternatives. You indicated in your letter that Solmirog owns 67,059 shares of the Archon Corporation's ("Archon") preferred stock. The certificate of designation of Archon's exchangeable preferred stock provides that holders of the exchangeable preferred stock have limited voting rights. The holders of the exchangeable preferred stock may only vote (i) to approve or reject a proposed authorization, creation, issuance or increase in the authorized or issued amount of any preferred stock ranking on parity with or senior to the exchangeable preferred stock, (ii) to approve or reject a proposed amendment, alteration, repeal or other change to Archon's articles of incorporation that would materially and adversely affect the rights, preferences, power or privileges of the exchangeable preferred stock or (iii) to elect a preferred stock special director, if such a directorship exists.

Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Therefore, since the preferred stock held by Solmirog would not be entitled to vote on Solmirog's stockholder proposal, Solmirog is not eligible to submit the proposal.

Solmirog's response to this letter must be postmarked no later than 14 days from the date it receives this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Exhibit C

Statement of Charles Sandefur

STATEMENT OF CHARLES W. SANDEFUR

I am the Chief Financial Officer of Archon Corporation. On December 12, 2002, I received via facsimile, on behalf of Archon Corporation, the letter from Jordan Rogers, as the representative of Solmirog Ltd., regarding a shareholder proposal, attached hereto as Exhibit I. The December 12 letter provided a fax number of 409-838-1542. On December 20, 2002 at approximately 1:30 p.m., I personally faxed the letter dated December 20, 2002 from Archon Corporation to Jordan Rogers, as the representative of Solmirog Ltd, attached hereto as Exhibit II, to Jordan Rogers at the number indicated on the December 12 letter (409-838-1542). After sending the December 20 letter, the facsimile machine I was using produced a print out which indicated that the facsimile had been successfully sent to 409-838-1542. I inadvertently neglected to retain a copy of the print out indicating that the successful transmission of the facsimile.

January 16, 2003

Charles W. Sandefur
Chief Financial Officer, Archon
Corporation

EXHIBIT I

DEC-12-2002 10:53A FROM:Jordan Rogers 573-925-8183 TO:17027329465 P:1

SOLMIROG LTD.
P.O. Box 1310
Beaumont, TX 77704

JORDAN ROGERS

December 12, 2002

Charles W. Sandefer, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Via Fax 702-732-9465
Re: Shareholder Proposal – Strategic Alternatives

Dear Archon:

This letter is submitted in accordance with the Company's 2002 Proxy statement in which shareholders were informed to deliver proposals for the upcoming annual meeting.

Please know that SOLMIROG LTD., POB 1310, BEAUMONT, TX 77704, are owners of 67,059 shares of preferred stock, intends to introduce the attached proposal and statement in support at the next annual meeting and requests that such be included in the proxy material solicited by management pursuant to Rule 14(b), Securities Act of 1934. Shareholder will continue to hold its investment until said annual meeting and has held shares worth more then $2,000 for over one year. (support available upon request).

Sincerely,

SOLMIROG LTD
Jordan Rogers

Cc: Paul W. Lowden, President
William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 2600
Las Vegas, NV 89101

(409)838-6681 Fax(409)838-1542

Shareholder Proposal

"RESOLVED, that the shareholders of Archon Corporation ("Archon") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors that would be authorized and directed to explore strategic alternatives to maximize shareholder value, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to implement the preferred share repurchase program authorized by the Board of Directors in March 2002.

Shareholder Supporting Statement

The purpose of this proposal is to provide shareholders with the opportunity to advise the Board of Directors of their concerns regarding Archon's strategic direction and to express shareholders' desire to realize the full value of their investment in Archon.

We believe that Archon common and preferred shares trade at a significant discount to the sum of the intrinsic values of its underlying businesses. Our belief, sustained by other respected analysts in the investment community, is that the company's true, intrinsic value exceeds the current share price by a significant premium.

If other shareholders believe, as we do, that the value of the underlying assets of the company is not reflected in the stock price, then our board and management have not met their obligation to shareholders. Our board and management can best add value now by obtaining an independent valuation of the assets and their deployment to maximize shareholder return.

To this point, Archon common and preferred shareholders have shown great patience. However, our board must now chart a new course. In doing so, it is crucial that they have the independence, expertise, and focus that a nationally recognized investment banker, not employed by Archon within the last 5 years, can provide to ensure that the right questions are raised and answered involving the valuation of the assets in the Company and the underlying securities.

In March 2002, the Board authorized increasing the aggregate expenditure from $500,000 to $1.5 million to purchase preferred stock, at which time the price per share of preferred was listed at $1.75 per share or approximately 50% of the $3.42 per share liquidation price. As of December 10, 2002, the Preferred stock was listed at $1.43 per share or approximately 40% of the June 30, 2002 liquidation price per share. Despite this decline, to date, management has expended only $481,308 as of August 8, 2002 under such share purchase program and no money since authorizing the increase in funds applicable to this program in March 2002. The Preferred shares accrue a dividend at a rate of 15% per share. As of June 30, 2002, the Company reported cash and investments in marketable securities aggregating$22.5 million in its quarterly report on Form 10-q.

This resolution does not require that the Board accept an offer to sell or merge with another party, however if the Board of Directors acts on our request these options must be fairly evaluated by non-management directors on the basis of shareholder value.

December 20, 2002

Solmirog Ltd.
P.O. Box 1310
Jordan Rogers
Beaumont, TX 77704

Re: *Letter dated December 12, 2002 Regarding Shareholder Proposal – Strategic Alternatives*

Dear Jordan Rogers:

On December 12, 2002, we received your letter on behalf of Solmirog Ltd. ("Solmirog") dated December 12, 2002, which included Solmirog's stockholder proposal regarding strategic alternatives. You indicated in your letter that Solmirog owns 67,059 shares of the Archon Corporation's ("Archon") preferred stock. The certificate of designation of Archon's exchangeable preferred stock provides that holders of the exchangeable preferred stock have limited voting rights. The holders of the exchangeable preferred stock may only vote (i) to approve or reject a proposed authorization, creation, issuance or increase in the authorized or issued amount of any preferred stock ranking on parity with or senior to the exchangeable preferred stock, (ii) to approve or reject a proposed amendment, alteration, repeal or other change to Archon's articles of incorporation that would materially and adversely affect the rights, preferences, power or privileges of the exchangeable preferred stock or (iii) to elect a preferred stock special director, if such a directorship exists.

Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Therefore, since the preferred stock held by Solmirog would not be entitled to vote on Solmirog's stockholder proposal, Solmirog is not eligible to submit the proposal.

Solmirog's response to this letter must be postmarked no later than 14 days from the date it receives this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Exhibit D

Articles of Incorporation, Including the Certificate of Designation of the Exchangeable Redeemable Preferred Stock

FILING FEE: $125.00 DJ
INVOICE # 10329
NEVADA RECORDS SEARCH
P.O. BOX 8759
INCLINE VILLAGE, NV 89452

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

JUN 28 1993
7679-93
CHERYL A. LAU SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
SAHARA
a Nevada corporation

FIRST: The name of the corporation is Sahara.

SECOND: The name of the corporation's resident agent and the address where process may be served upon the corporation are:

Name	Address
Corporation Service Company	530 South Fourth Street Las Vegas, NV 89101

THIRD: The total authorized capital stock of the corporation shall consist of 1,000 shares of common stock, no par value.

FOURTH: The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as may be provided by the bylaws of the corporation, provided that the number of directors shall not be reduced to less than two (2), except that in the case where all the shares of the corporation are owned beneficially and of record by one stockholder, the number of directors may be one.

The names and addresses of the first board of directors, which shall be two in number, are:

Name	Address
Paul W. Lowden	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
Ronald J. Radcliffe	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
George P. Miller	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
William J. Raggio	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
James W. Lewis	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109

John K. Campbell c/o Sahara Resorts
2535 Las Vegas Blvd., South
Las Vegas, NV 89109

Suzanne Lowden

FIFTH: The capital stock, after the amount of the subscription price, or par value, has been paid in shall not be subject t assessment to pay the debts of the corporation.

SIXTH: The name and post office address of the incorporator signing the articles of incorporation is as follows:

Name	Address
Kaye T. Walsh	400 Capitol Mall, Ste. 1800 Wells Fargo Center Sacramento, CA 95814

The undersigned, being the incorporator named above for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set forth my signature this 25th day of June, 1993.

Kaye T. Walsh

STATE OF CALIFORNIA)
)
COUNTY OF SACRAMENTO)

On June 25, 1993, before me, Lorie J. Ireland personally appeared KAYE T. WALSH, personally known to me, (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature of Notary Public

SAS31760.01F

LORIE J. IRELAND
COMM. #975054
NOTARY PUBLIC
SACRAMENTO COUNTY, CALIFORNIA
My Commission Expires October 20, 1996

RECEIVED
11:30
JUN 28 1993
SECRETARY OF STATE

SAS31760.01F

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 27 1993

CHERYL A. LAU SECRETARY OF STATE

No. 7579-93

FILING FEE: $625 KD
INVOICE # :
EXPEDITE #: E045043
BY: VARGAS & BARTLETT
3800 HOWARD HUGHES
SEVENTH FLOOR
LAS VEGAS, NV 89109

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SAHARA

a Nevada Corporation

RECEIVED

SEP 29 1993

Secretary of State

The undersigned do hereby certify as follows:

1. That Paul W. Lowden is the President, and Stephen J. Szapor, Jr. is the Assistant Secretary/Chief Financial Officer of Sahara (the "Company"), a corporation organized and existing under the laws of the state of Nevada.

2. That the Company's Board of Directors by duly adopted resolutions approved the proposed amendment disclosed herein and recommended that the proposal be submitted to the Company's stockholder for approval.

3. That the stockholder of the Company unanimously adopted and approved the following amendment to the Articles of Incorporatior as if done at a duly constituted meeting of the stockholder of the corporation.

ARTICLE I: NAME

The name of the corporation is Sahara Gaming Corporation.

ARTICLE II: REGISTERED AGENT

The name of the corporation's resident agent and the address where process may be served upon the corporation are:

Name	Address
Corporation Service Company	530 South Fourth Street Las Vegas, NV 89101

ARTICLE III: NATURE OF BUSINESS

The nature of the business, or objects or purposes proposed to be transacted, promoted or carried on by the Corporation is to engage in any lawful activity.

ARTICLE IV: AUTHORIZED CAPITAL STOCK

SECTION 1. Number of Authorized Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is one hundred and twenty million (120,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and twenty million (20,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock").

SECTION 2. Preferred Stock. The Board of Directors of the Corporation may authorize the issuance of shares of Preferred Stock from time to time in one or more series. Shares of Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation may be reissued except as otherwise provided by law. The Board is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board or the percentage of members, if any, of the Board each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding. Notwithstanding the foregoing, the Board shall have no power to alter the rights of any shares of Preferred Stock then outstanding.

SECTION 3. Distributions Upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation in accordance with applicable law, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share of such series of Preferred Stock equal to the amount fixed and determined by the Board in the resolution or resolutions creating such series and providing for the issuance of such shares, plus an amount equal to all dividends accrued and unpaid on shares of such series to the date fixed for distribution, and no more, before any of the assets of the Corporation shall be distributed or paid over to the holders of Common Stock. After payment in full of said amounts to the holders of Preferred Stock of all series, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of shares of Common Stock. If, upon such dissolution, liquidation or winding up, the assets of the Corporation distributable as aforesaid among the holders of Preferred Stock of all series shall be insufficient to permit full payment to them of said preferential amounts, then such assets shall be distributed ratably among such holders of Preferred Stock in proportion to the respective total amounts which they shall be entitled to receive as provided in this Section 3.

SECTION 4. Nevada Gaming Control Act. The Corporation shall not issue any stock or securities except in accordance with the provisions of the Nevada Gaming Control Act and the regulations thereunder. The issuance of any stock or securities in violation thereof shall be ineffective and such stock or securities shall be deemed not to be issued and outstanding until (1) the Corporation shall cease to be subject to the jurisdiction of the Nevada gaming commission, or (2) the Nevada gaming commission shall, by affirmative action, validate said issuance or waive any defect in issuance.

No stock or securities issued by the Corporation and no interest, claim or charge therein or thereto, shall be transferred in any manner whatsoever except in accordance with the provisions of the Nevada Gaming Control Act and the regulations thereunder. Any transfer in violation thereof shall be ineffective until (1) the Corporation shall cease to be subject to the jurisdiction of the Nevada gaming commission, or (2) the Nevada gaming commission shall, by affirmative action, validate said transfer or waive any defect in said transfer.

If the commission at any time determines that a holder of stock or other securities of this Corporation is unsuitable to hold such securities, then until such securities are owned by persons found by the commission to be suitable to own them, (a) the Corporation shall not be required or permitted to pay any dividend or interest with regard to the securities, (b) the holder of such securities shall not be entitled to vote on any matter as the holder of the securities, and such securities shall not for any purposes be included in the securities of the Corporation entitled to vote, and (c) the Corporation shall not pay any remuneration in any form to the holder of the securities.

ARTICLE V: ANNUAL MEETINGS OF STOCKHOLDERS

The annual meeting of stockholders shall be held at such time, on such date and at such place (within or without the State of Nevada) as provided in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI: NUMBER OF DIRECTORS

The number of directors that shall constitute the whole Board shall be as specified in the Bylaws of the Corporation, as the same may be amended from time to time. Notwithstanding the foregoing, during any period in which the holders of any one or more series of Preferred Stock, voting as a class, shall be entitled to elect a specified number of directors by reason of dividend arrearages or other contingencies giving them the right to do so, then and during such time as such right continues, (A) the then otherwise authorized number of directors shall be increased by such specified number of directors and the holders of shares of such series of Preferred Stock, voting as a class, shall be entitled to elect such additional number of directors in accordance with the provisions of such Preferred Stock; (B) the additional directors shall be members of those respective classes of directors in which vacancies are created as a result of such increase in the authorized number of directors, or as otherwise determined pursuant to the provisions of such Preferred Stock or series; and (C) each such additional director shall serve until the next annual meeting at which the term of office of his or her class shall expire and until his or her successor shall be elected and shall qualify, or until his or her right to hold such office terminates pursuant to the provisions of such Preferred Stock or series, whichever occurs earlier. Whenever the holders of shares of such series of Preferred Stock are divested of such right to elect directors pursuant to the provisions of such Preferred Stock or series, the terms of office of all directors elected by the holders of such series of Preferred Stock pursuant to such provisions, or elected to fill any vacancies resulting from the death, resignation or removal of directors so elected by the holders of such Preferred Stock or series, shall forthwith terminate and the authorized number of directors shall be reduced accordingly.

ARTICLE VII: ELECTION OF DIRECTORS

SECTION 1. <u>Classified Board</u>.

(A) The Board shall be divided into three classes: Class I, Class II and Class III. Such classes shall be as nearly equal in number of directors as possible. Each director shall serve for a term ending at the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending at the first annual meeting of stockholders following the date hereof, and the directors first elected to Class II shall serve for a term ending at the second annual meeting of stockholders following the date hereof. Notwithstanding any of the foregoing provisions of this Article VI, each director shall serve until his or her successor is elected and qualified or until such director's death, resignation or removal.

(B) At each annual election, the directors chosen to succeed directors whose terms then expire shall be identified as being of the same class as the directors they succeed, unless, by reason of any previous changes in the authorized number of directors, the Board shall designate one or more directorships whose term then expires as directorships of another class in order more nearly to achieve equality in the number of directors among the classes. If a director dies, resigns or is removed, the director chosen to fill the vacant directorship shall be of the same class as the director he or she succeeds unless, by reason of any previous changes in the authorized number of directors, the Board shall designate such vacant directorship as a directorship of another class in order more nearly to achieve equality in the number of directors among the classes.

(C) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her current term or his or her earlier death, resignation or removal. If, consistent with the rule that the three classes shall be as nearly equal in number of directors as possible, any newly created directorship or vacancy on the Board may be allocated to any of the classes, the Board shall allocate it to the available class whose term of office is due to expire at the earliest date following such allocation.

ARTICLE VIII: DIRECTORS' AND OFFICERS' LIABILITY

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of NRS 78.300. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE IX: INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE X: BUSINESS COMBINATIONS

The affirmative vote of voting shares necessary to approve a sale, lease or exchange of property or assets of this

Corporation, or a merger or consolidation involving this Corporation, shall be 75% of the outstanding voting shares.

ARTICLE XI: AMENDMENT OF CORPORATE DOCUMENTS

SECTION 1. Articles of Incorporation. In addition to any affirmative vote required by applicable law or any other provision of these Articles of Incorporation or specified in any agreement, and in addition to any voting rights granted to or held by the holders of any series of Preferred Stock, any alteration, amendment, repeal or rescission (any "Change") of any provision of these Articles of Incorporation must be approved by a majority of the directors of the Corporation then in office and by the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote then outstanding; provided, however, that if any such Change relates to Articles V, VI, VII, VIII, IX, X hereof or this Article XI, such Change must also be approved by the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding.

Subject to the foregoing, the Corporation reserves the right to alter, amend, repeal or rescind any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed by law.

SECTION 2. Bylaws. In addition to any affirmative vote required by applicable law and any voting rights granted to or held by the holders of any series of Preferred Stock, any Change of Section 1 of Article II of the By-Laws of the Corporation must be approved by either (a) a majority of the directors of the Corporation then in office or (b) the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding, and any change of Section 1 of Article VII of the Bylaws of the Corporation must be approved by either (a) a majority of the directors of the Corporation then in office or (b) the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding.

Subject to the foregoing, the Board shall have the power to make, alter, amend, repeal or rescind the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed these Amended and Restated Articles of Incorporation this first day of September, 1993.

President

Assistant Secretary/
Chief Financial Officer

ACKNOWLEDGMENT

STATE OF NEVADA,)
) ss.
COUNTY OF CLARK)

On this 14 day of Sept, 1993, personally appeared before me, a Notary Public, [illegible] who acknowledged to me that they executed the foregoing instrument.

NOTARY PUBLIC in and for
said County and State

STATE OF NEVADA,)
) ss.
COUNTY OF CLARK)

On this 24 day of Sept, 1993, personally appeared before me, a Notary Public, [illegible] and ______________ who acknowledged to me that they executed the foregoing instrument.

NOTARY PUBLIC in and for
said County and State

THIS FORM SHOULD ACCOMPANY AMENDED AND/OR RESTATED ARTICLES OF INCORPORATION FOR A NEVADA CORPORATION

1. Name of corporation: Sahara

2. Date of adoption of Amended and/or Restated Articles: September 1, 1993

3. If the articles were amended, please indicate what changes have been made:

(a) Was there a name change? Yes ☒ No ☐. If yes, what is the new name?
Sahara Gaming Corporation

(b) Did you change your resident agent? Yes ☐ No ☒. If yes, please indicate new address:

(c) Did you change the purposes? Yes ☐ No ☒. Did you add Banking? ☐. Gaming? ☐. Insurance? ☐. None of these? ☐.

(d) Did you change the capital stock? Yes ☒ No ☐. If yes, what is the new capital stock?
120,000,000 at $.01

(e) Did you change the directors? Yes ☐ No ☒. If yes, indicate the change:

(f) Did you add the directors liability provision? Yes ☐ No ☒.

(g) Did you change the period of existence? Yes ☐ No ☒. If yes, what is the new existence?

(h) If none of the above apply, and you have amended or modified the articles, how did you change your articles?

[signature] Executive Vice Pres. [illegible]
Name and Title of Officer

9-24-93
Date

STATE OF Nevada
COUNTY OF Clark } SS.

On September 24, 1993 personally appeared before me, a Notary Public, [illegible] who acknowledged that he/she executed the above document

(Stamp Seal)

[signature]
Notary Public

ARTICLES OF MERGER

OF

SAHARA CASINO PARTNERS, LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP

INTO

SAHARA GAMING CORPORATION, A NEVADA CORPORATION

Sahara Casino Partners, Limited Partnership, a Delaware limited partnership, and Sahara Gaming Corporation, a Nevada corporation, pursuant to Nevada Revised Statutes 78.462 and 78.458, hereby certify that:

1. The name and place of incorporation or formation of each constituent entity is as follows:

(i) Sahara Casino Partners, Limited Partnership a Delaware limited partnership ("Disappearing Partnership"); and

(ii) Sahara Gaming Corporation, a Nevada corporation ("Surviving Corporation").

2. The name of the surviving corporation is Sahara Gaming Corporation, a Nevada corporation.

3. An Agreement and Plan of Reorganization by which the Disappearing Partnership merges into the Surviving Corporation has been duly adopted by the Board of Directors of Casino Properties, Inc. ("Casino Properties") and Sahara Las Vegas Corp. ("Sahara LV"), the General Partners of the Disappearing Partnership, and the Surviving Corporation on June 2, 1993, June 2, 1993 and August 20, 1993, respectively.

4. The Agreement and Plan of Reorganization, as recommended by the Boards of Directors of the General Partners, was approved by the General Partners and by holders of 15,223,035 limited partnership interests and units representing limited partnership interests ("Interests"), or 83.19 percent, and was voted against by holders of 130,887 Interests, or .72 percent, at a meeting of holders of Interests held on September 28, 1993 at which 18,300,000 Interests were entitled to vote.

5. The Agreement and Plan of Reorganization was approved by the Disappearing Partnership as required by the laws of the State of Delaware and by the Agreement of Limited Partnership of the Disappearing Partnership.

6. The Agreement and Plan of Reorganization as recommended by the Board of Directors of the Surviving Corporation was approved by the sole stockholder of the Surviving Corporation by written consent dated August 20, 1993.

7. The Articles of Incorporation of the Surviving Corporation were not amended by the Agreement and Plan of Reorganization.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Merger on September 28, 1993.

SAHARA GAMING CORPORATION, a Nevada corporation

Paul W. Lowden
President

Stephen J. Szapor, Jr.
Assistant Secretary

SAHARA CASINO PARTNERS, Limited Partnership, a Delaware limited partnership

General Partner:
Sahara Las Vegas Corp., a Nevada corporation

Paul W. Lowden
President

Stephen J. Szapor, Jr.
Assistant Secretary

RECEIVED

SEP 30

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On September 28, 1993, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLTER
Notary Public – Nevada
Clark County

Judy A. Colter
Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On September 28, 1993, personally appeared before me, a notary public, Stephen J. Szapor, Jr., personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLTER
Notary Public – Nevada
My appt. exp. 1996

Judy A. Colter
Notary Public

ARTICLES OF MERGER

MERGING

SAHARA CASINO PARTNERS, LIMITED PARTNERSHIP LP 385-87
(DE)

INTO

SAHARA GAMING CORPORATION 7679-93
(NV)

FILED BY:
VARGAS & BARTLETT
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NV 89109

FILING FEE: $75.00

INV. # 44430

DATE FILED: 9/30/93

FILE NO. 7679-93

FILING FEE: $20.00 OF INVOICE #41578
EXPEDITE #E46795
VARGAS & BARTLETT
ATTN: PAM BOUCHARD
3800 HOWARD HUGHES PKWY.
LAS VEGAS, NV 89109

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 30 1993

CHERYL A. LAU, SECRETARY OF STATE

No. 7679-93

CERTIFICATE OF DESIGNATION
OF THE
EXCHANGEABLE REDEEMABLE PREFERRED STOCK
(Par Value $.01 Per Share)
OF
SAHARA GAMING CORPORATION

Pursuant to Section 78.195 of the
Nevada Revised Statutes

The undersigned duly authorized officers of Sahara Gaming Corporation, a corporation organized and existing under the Nevada Revised Statutes, as amended (the "Company"), in accordance with the provisions of Section 78.195 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors of the Company (the "Board of Directors") on August 20, 1993, adopted the following resolution creating a series of 9,000,000 shares of Preferred Stock, $.01 per share par value:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors by provisions of the Articles of Incorporation of the Company (the "Articles of Incorporation"), and the Nevada Revised Statutes, as amended, the issuance of a series of the Company's preferred stock, par value $.01 per share (the "Preferred Stock"), which shall consist of 9,000,000 of the 20,000,000 shares of Preferred Stock that the Company now has authority to issue, be, and the same hereby is, authorized, and the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights, and the qualifications, limitations and restrictions of such rights, of the shares of such series (in addition to the voting powers, designations, preferences, limitations, restrictions and relative rights, and the qualifications, limitations and restrictions of such rights, set forth in the Articles of Incorporation that may be applicable to the Preferred Stock) as follows:

1. *Designation and Rank.* The designation of such series of the Preferred Stock authorized by this resolution shall be the Exchangeable Redeemable Preferred Stock (the "Exchangeable Preferred Stock"). The maximum number of shares of Exchangeable Preferred Stock shall be 9,000,000. Shares of the Exchangeable Preferred Stock shall have a liquidation preference of $2.14 per share plus accrued and unpaid dividends thereon, subject to Section 7(a). The Exchangeable Preferred Stock shall rank prior to the common stock, par value $.01 per share (the "Common Stock") and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any class or series of equity securities of the Company ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Exchangeable Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company. The Exchangeable Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding. The Exchangeable Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock, to the extent not expressly prohibited by the Company's Articles of Incorporation, with respect to the payment of dividends and/or rights upon liquidation, dissolution or winding up of the Company.

2. *Cumulative Dividends Priority.*

(a) *Payment of Dividends.* The holders of record of shares of Exchangeable Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available [illegible] cumulative cash dividends at a rate per annum per share (the "Dividend Rate") equal to [illegible] plus (ii) accrued but unpaid dividends as to which a Dividend Payment Date (as defined below) has occurred. Dividends shall accrue from the date of issuance and be payable semi-annually in arrears on the 31st day of March and the 30th day of September in each year (or if such day is a non-business day, on the next business day), commencing on March 31, 1994 (each of such dates a "Dividend Payment Date"); provided, however, that on any or all of the first six Dividend Payment Dates, the Company may, at its option, pay dividends on the Exchangeable Preferred Stock in the form of additional shares of Exchangeable Preferred Stock at the rate per annum of 0.06 shares of additional Exchangeable Preferred Stock for every share of Exchangeable Preferred Stock entitled to receive a dividend. If all Exchangeable Preferred Stock has not been redeemed prior to the tenth Dividend Payment Date, the Dividend Rate will increase on the tenth Dividend Payment Date to the rate per annum per share of 11% and will thereafter increase by an additional 0.50% per annum per share on each Dividend Payment Date until either the Dividend Rate reaches a rate per annum per share of 16% or the Exchangeable Preferred Stock is redeemed or exchanged by the Company as set forth herein. In no circumstances will the Dividend Rate exceed 16% per annum per share. Each declared dividend shall be payable to holders of record as they appear on the stock books of the Company at the close of business on such record dates as are determined by the Board of Directors or a duly authorized committee thereof (each of such dates a "Record Date"), which Record Dates shall be not more than 45 calendar days nor fewer than 10 calendar days preceding the Dividend Payment Dates therefor. Semi-annual dividend periods (each a "Dividend Period") shall commence on and include the 31st day of March and the 30th day of September of each year and shall end on and include the date next preceding the next following Dividend Payment Date. Dividends on the Exchangeable Preferred Stock shall be fully cumulative and shall accrue (whether or not declared), on a daily basis, from the first day of each Dividend Period; provided, however, that the initial semi-annual dividend payable on March 31, 1994 and the amount of any dividend payable for any other Dividend Period shorter than a full Dividend Period shall be computed on the basis of a 360-day year composed of twelve 30-day months and the actual number of days elapsed in the relevant Dividend Period.

(b) *Priority as to Dividends.*

(i) No dividends in any form shall be declared or paid or set apart for payment on any Preferred Stock that constitutes Parity Stock with respect to dividends for any period unless full dividends on the Exchangeable Preferred Stock for the immediately preceding Dividend Period have been or contemporaneously are declared and paid. No cash dividends shall be declared or paid or set apart for payment on any Parity Stock for any period unless full cash dividends on the Exchangeable Preferred Stock for the immediately preceding Dividend Period have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment). When dividends are not paid in full (or not declared and a sum sufficient for such full payment not so set apart) upon the Exchangeable Preferred Stock and any Parity Stock, all dividends declared upon shares of Exchangeable Preferred Stock and any Parity Stock shall be declared pro rata with respect thereto, so that in all cases the amount of dividends declared per share on the Exchangeable Preferred Stock and such Parity Stock shall bear to each other the same ratio that accrued dividends per share for the then-current Dividend Period on the shares of Exchangeable Preferred Stock (which shall include any accumulation in respect of unpaid dividends for prior Dividend Periods) and dividends, including accumulations, if any, on such Parity Stock, bear to each other.

(ii) Before (1) any dividend or other distribution (other than in Common Stock or other Junior Stock) shall be declared or paid or set aside for payment upon the Common Stock or any other Junior Stock or (2) any Common Stock or any other Junior Stock is redeemed, purchased or otherwise acquired by the Company for any consideration (or any moneys are paid to or made available for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for Common Stock or any other Junior Stock, (A) full cash dividends on the Exchangeable Preferred Stock must be declared and paid or funds paid over to the dividend disbursing agent of the Company for payment of such dividends for the immediately preceding two Dividend Periods (or such lesser number of Dividend Periods during which the shares of Exchangeable Preferred Stock have been outstanding) and (2) a full cash dividend on the Exchangeable Preferred Stock must be declared at the annual Dividend Rate for the current Dividend Period, and sufficient funds paid over to the dividend disbursing agent of the Company for the payment of a cash dividend at the end of such Dividend Period. The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company if under the preceding sentence the Company would be prohibited from purchasing or otherwise acquiring such shares at such time and in such manner.

(iii) No dividend shall be paid or set aside for holders of Exchangeable Preferred Stock for any Dividend Period unless full dividends on any Preferred Stock that constitutes Senior Stock with respect to dividends for that period have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment).

3. *Optional Redemption.*

(a) *General.*

(i) Subject to the applicable restrictions set forth in this Section 3 and applicable law, the shares of Exchangeable Preferred Stock may be redeemed, in whole or in part, at the election of the Company, upon notice as provided in Section 3(b), by resolution of the Board of Directors, at any time or from time to time, at a redemption price equal to the Liquidation Preference. On and after any such redemption date, dividends shall cease to accrue on the shares redeemed, and such shares shall be deemed to cease to be outstanding, provided that the redemption price (including any accrued and unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

(ii) If less than all the outstanding shares of Exchangeable Preferred Stock are to be redeemed, the Company shall select at its absolute discretion the shares to be redeemed pro rata or by lot.

(b) *Notice of Redemption.*

(i) Notice of any redemption of shares of Exchangeable Preferred Stock, setting forth (1) the date and place fixed for said redemption, (2) the redemption price, (3) a statement that dividends on the shares to be redeemed will cease to accrue on such redemption date and (4) the method(s) by which the holders may surrender their redeemed shares and obtain payment therefor, shall be mailed, postage prepaid, at least 30 days but not more than 90 days prior to said redemption date to each holder of record of the Exchangeable Preferred Stock to be redeemed at his or her address as the same shall appear on the books of the Company. If less than all the shares of the Exchangeable Preferred Stock owned by such holder are then to be redeemed, the notice shall specify the number of shares thereof that are to be redeemed and the numbers of the certificates representing such shares.

(ii) If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Company separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Exchangeable Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares of the Exchangeable Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive out of the funds so set aside in trust the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment for transfer, if required by the Company) of their certificates.

(ii) If such notice of redemption shall have been so mailed, and if on or before the date of redemption specified in such notice all said funds necessary for such redemption shall have been irrevocably deposited in trust, for the account of the holders of the shares of the Exchangeable Preferred Stock to be redeemed (and so as to be and continue to be available therefor), with a bank or trust company named in such notice doing business in the City of New York or the State of Nevada and having combined capital and surplus of at least $50,000,000, thereupon and without awaiting the redemption date, all shares of the Exchangeable Preferred Stock with respect to which such notice shall have been so mailed and such deposit shall have been so made, shall be deemed to be no longer outstanding, and all rights with respect to such shares of the Exchangeable Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof on or after the redemption date to receive from such deposit the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment to transfer, if required by the Company) of their certificates. In case the holders of shares of the Exchangeable Preferred Stock that shall have been redeemed shall not within two years (or any longer period if required by law) after the redemption date claim any amount so deposited in trust for the redemption of such shares, such bank or trust company shall, upon demand and if permitted by applicable law, pay over to the Company any such unclaimed amount so deposited with it and shall thereupon be relieved of all responsibility in respect thereof, and thereafter the holders of such shares shall, subject to applicable escheat laws, look only to the Company for payment of the redemption price thereof, but without interest.

(c) *Status of Shares Redeemed.* Shares of Exchangeable Preferred Stock redeemed, purchased or otherwise acquired for value by the Company, shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as shares of Exchangeable Preferred Stock.

4. *Optional Exchange.*

(a) *Exchange; Terms of Subordinated Notes.* Any Exchangeable Preferred Stock that has not been redeemed on or prior to the tenth Dividend Payment Date may be exchanged, in whole or in part, at the election of the Company, upon notice as provided in Section 4(c), by resolution of the Board of Directors, at any time or from time to time on or after the Tenth Dividend Payment Date, for Junior Subordinated Notes (the "Junior Subordinated Notes") issued by the Company. If any Exchangeable Preferred Stock is exchanged in part by the Company, such exchange shall be pro rata or by lot. The principal amount of any Junior Subordinated Notes issued in exchange for Exchangeable Preferred Stock shall be equal to the Liquidation Preference of such Exchangeable Preferred Stock. The Junior Subordinated Notes will mature on the 15th anniversary of the date of the original issuance of the Exchangeable Preferred Stock and will bear interest at an annual rate of 11%, payable semi-annually on the Dividend Payment Dates. The Junior Subordinated Notes may be redeemed, in whole or in part, at the election of the Company, by resolution of the Board of Directors, at any time and from time to time for an amount equal to the principal amount plus accrued but unpaid interest at the date of redemption. No sinking fund payments will be required with respect to the Junior Subordinated Notes.

(b) *Other Terms.* The Junior Subordinated Notes will be governed by an indenture containing, in addition to the terms described in Section 4(a), such terms and conditions as the Board of Directors may approve and such terms and conditions as may be required by then applicable law.

(c) *Notice of Exchange.*

(i) Notice of any such exchange, setting forth (1) the date and place fixed for said exchange, (2) the principal value of the Junior Subordinated Notes to be exchanged for outstanding Exchangeable Preferred Stock, (3) a statement that dividends on the shares to be exchanged will cease to accrue on such exchange date and (4) the method(s) by which the holders may surrender their shares of Exchangeable Preferred Stock and obtain Junior Subordinated Notes in exchange therefor, shall be mailed, postage prepaid, at least 30 days but not more than 90 days prior to said exchange date to each holder of record of the Exchangeable Preferred Stock to be redeemed at his or her address as the same shall appear on the books of the Company.

(ii) If such notice of exchange shall have been so mailed and on or before the exchange date specified in the notice the Company has delivered the Junior Subordinated Notes to an exchange agent then, on and after said exchange date, notwithstanding that any certificate for shares of the Exchangeable Preferred Stock so called for exchange shall not have been surrendered for cancellation, the shares represented thereby so called for exchange shall be deemed to be no longer outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares of the Exchangeable Preferred Stock so called for exchange shall forthwith cease and terminate, except only the right of the holders thereof to receive Junior Subordinated Notes in exchange therefor upon surrender of their certificates.

(c) *Status of Shares Exchanged.* Shares of Exchangeable Preferred Stock exchanged for Junior Subordinated Notes shall, after such exchange, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as shares of Exchangeable Preferred Stock.

5. *Voting Rights.*

(a) *General Voting Rights.* Except as expressly provided hereinafter in this Section 5, or as otherwise from time to time required by applicable law, the Exchangeable Preferred Stock shall have no voting rights.

(b) *Voting Rights on Extraordinary Matters.* So long as any shares of Exchangeable Preferred Stock are outstanding and unless the consent or approval of a greater number of shares shall then be required by applicable law, without first obtaining the approval of the holders of at least two-thirds of the number of shares of Exchangeable Preferred Stock at the time outstanding (voting separately as a class) given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class or by written consent in lieu thereof, the Company shall not, either directly or indirectly or through merger, consolidation, reorganization or other business combination with any other company, (i) authorize, create, issue or increase the authorized or issued amount of any Preferred Stock that constitutes Senior Stock or Parity Stock, or any warrants, options or other rights convertible or exchangeable into Senior Stock or Parity Stock or (ii) amend, alter, repeal or otherwise change any provision of its Articles of Incorporation or this resolution so as to materially and adversely affect the rights, preferences, power or privileges of the Exchangeable Preferred Stock. The creation or issuance of Preferred Stock that constitutes Exchangeable Preferred Stock or Junior Stock, or a merger, consolidation or reorganization or other business combination in which the Company is not the surviving entity, or any amendment that increases the number of authorized shares of Preferred Stock that constitutes Exchangeable Preferred Stock or Junior Stock or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such a material and adverse change requiring a separate vote of the holders of the Exchangeable Preferred Stock.

(c) *Election of special directors.* If dividends in an amount equal to dividend payments for one Dividend Period have accrued and remain unpaid for two years, holders of Sahara Gaming Preferred Stock will have the right to a separate class vote to elect two special directors to the board of directors of Sahara Gaming (in addition to the then authorized number of directors) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Sahara Gaming Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for one Dividend Period have accrued and remained unpaid for two years. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

(d) *One Vote Per Share.* In connection with any matter on which holders of the Exchangeable Preferred Stock are entitled to vote as provided in subparagraphs (b) or (c) above, or any matter on which the holders of the Exchangeable Preferred Stock are entitled to vote as one class or otherwise pursuant to law or the provisions of the Articles of Incorporation, each holder of Exchangeable Preferred Stock shall be entitled to one vote for each share of Exchangeable Preferred Stock held by such holder.

6. *No Sinking Fund.* No sinking fund will be established for the retirement or redemption of shares of Exchangeable Preferred Stock.

7. *Liquidation Rights; Priority.*

(a) In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and after payment or provision for payment of Preferred Stock that constitutes Senior Stock with respect to the liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of the Exchangeable Preferred Stock shall be entitled to receive, out of the assets of the Company, whether such assets are capital or surplus, whether or not any dividends as such are declared and before any distribution shall be made to the holders of the Common Stock or any other class of stock or series thereof ranking junior to the Exchangeable Preferred Stock with respect to the distribution of assets, an amount (the "Liquidation Preference") per share equal to the sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared, plus (iii) if, within five years of the initial issuance of the Exchangeable Preferred Stock, all or substantially all of the assets of the Company are sold or the Company merges with or into any entity as a result of which the stockholders of the Company hold less than 50% of the equity interests of the surviving entity, an amount equal to the lesser of (1) the Designated Amount (as defined below) divided by the total number of shares of Exchangeable Preferred Stock then outstanding and (2) $0.7143. The "Designated Amount" shall be an amount equal to $5 million less the result of (x) the aggregate amount distributable to all holders of shares of Exchangeable Preferred Stock pursuant to (i) above minus (y) $14.98 million. Unless specifically designated as junior or senior to the Exchangeable Preferred Stock with respect to the distribution of assets, all other series or classes of Preferred Stock of the Company shall rank on a parity with the Exchangeable Preferred Stock with respect to the distribution of assets.

(b) Nothing contained in this Section 7 shall be deemed to prevent redemption or exchange of shares of the Exchangeable Preferred Stock by the Company in the manner provided in Section 3 or Section 4, as the case may be. Neither the merger nor consolidation of the Company into or with any other company, nor the merger or consolidation of any other company into or with the Company, nor a sale, transfer or lease of all or any part of the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 7.

(c) Written notice of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than 30 days prior to the payment date stated therein, to the holders of record of the Exchangeable Preferred Stock at their respective addresses as the same shall appear on the books of the Company.

(d) If the amounts available for distribution with respect to the Exchangeable Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Exchangeable Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Exchangeable Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of the Exchangeable Preferred Stock shall mean the amounts specified in Section 7(a) and in the case of any other series of Preferred Stock may include accumulated dividends if contemplated by such series) to which they are entitled.

IN WITNESS WHEREOF, this certificate has been signed by Paul W. Lowden and Stephen J. Szapor, Jr. as of September 30, 1993.

SAHARA GAMING CORPORATION

By: ____________________
Name: Paul W. Lowden
Title: President and Chairman of the Board

By: ____________________
Name: Stephen J. Szapor, Jr.
Title: Assistant Secretary

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On 9-30-93, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLE
Notary Public - Nevada
Clark County

____
Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On 9-30-93, personally appeared before me, a notary public, Stephen J. Szapor, Jr., personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLE
Notary Public - Nevada
Clark County
My appt. exp. Jan. 23, 1996

____
Notary Public

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

FEB 21 1996

No. 7679-93

Inv# 89024

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION FOR SAHARA GAMING CORPORATION

Pursuant to the provisions of NRS 78.390, the undersigned officers of Sahara Gaming Corporation ("the Corporation") certify as follows:

1. That Paul W. Lowden is the President, and William J. Raggio is the Secretary of the Corporation which is a corporation organized and existing under the laws of the state of Nevada.

2. That the Corporation's Board of Directors by duly adopted resolutions approved the proposed amendment disclosed herein and recommended that the proposal be submitted to the Corporation's stockholder's for approval.

3. That the stockholders of the Corporation by majority vote adopted and approved the following amendment to the Corporation's Articles of Incorporation as amended and restated by those certain Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Nevada the 27th day of September, 1993.

ARTICLE I: NAME

The name of the Corporation is Santa Fe Gaming Corporation.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment as of the 20th day of February, 1996.

Paul W. Lowden

William J. Raggio

ACKNOWLEDGEMENT

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On the 20th day of February, 1996, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the President of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires July 2, 1998

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On the 20th day of February, 1996, personally appeared before me, a notary public, William J. Raggio, personally known (or proved) to me to be the Secretary of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires July 2, 1998

File No. C7679-1993

FILED # C26793

MAY 11 2001

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SANTA FE GAMING CORPORATION

Paul W. Lowden and Thomas K. Land certify that:

A. They are the President and Secretary, respectively, of Santa Fe Gaming Corporation, a Nevada corporation (the "Corporation").

B. A Resolution proposing and declaring advisable the following amendment to the Corporation's Articles of Incorporation was duly adopted by the Corporation's Board of Directors.

1. Article I of the Corporation's Articles of Incorporation be amended to read in its entirety as follows:

"ARTICLE I: NAME

The name of the corporation is Archon Corporation."

C. The foregoing amendment to the Corporation's Articles of Incorporation was approved at the annual meeting of the stockholders of the Corporation on May 11, 2001. At the time of the meeting, only the Corporation's common stock was entitled to vote on the amendment and there were issued, outstanding and entitled to vote 6,206,856 shares of common stock. The vote by which the amendment was duly approved and adopted by the Corporation's stockholders was 6,044,557 shares (representing more than a majority of the voting power) voting in favor of the amendment, 12,403 shares voting against the amendment, and 7,366 shares abstaining or not voted.

IN WITNESS WHEREOF, we do hereby execute this Certificate of Amendment of Articles of Incorporation of Santa Fe Gaming Corporation on May 11, 2001.

Paul W. Lowden, President

Thomas K. Land, Secretary

ACKNOWLEDGEMENT

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On the 20th day of February, 1996, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the President of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On the 20th day of February, 1996, personally appeared before me, a notary public, William J. Raggio, personally known (or proved) to me to be the Secretary of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Exhibit C

[Sears, Roebuck & Co. (February 7, 2000) No-Action Letter Attached]

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2000

Isaiah Halivni
Senior Counsel
Sears, Roebuck and Co.
3333 Beverly Road, B6-260B
Hoffman Estates, IL 60179

Act 1934
Section
Rule 14A-8
Public Availability 2-7-2000

Re: Sears, Roebuck and Co.
Incoming letter dated December 22, 1999

Dear Mr. Halivni:

This is in response to your letters dated December 22, 1999, January 14, 2000 and January 26, 2000 and the letter from your counsel dated January 21, 2000 concerning the shareholder proposal submitted to Sears by William Steiner. We also received letters from the proponent dated December 30, 1999 and January 19, 2000. Our response is attached to the enclosed photocopy of your correspondence. By doing this we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Catherine T. Dixon
Chief Counsel

Enclosures

cc: William Steiner
4 Radcliff Drive
Great Neck, NY 11024

February 7, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sears, Roebuck and Co.
Incoming letter dated December 22, 1999

The first proposal relates to the sale of all or parts of Sears. The second proposal relates to sale of all of Sears.

There appears to be some basis for your view that Sears may exclude the first proposal under rule 14a-8(i)(7) as relating to its ordinary business operations. We note that the first proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Sears omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Sears may exclude the second proposal under rule 14a-8(e)(2) because Sears received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Sears omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

SEARS

Isaiah Halivni
Sr. Counsel
Law Department

Sears, Roebuck and Co.
3333 Beverly Road, B6-260B
Hoffman Estates, Illinois 60179
Phone: (847) 286-3940
Fax: (847) 286-0959
Shalivn@sears.com

December 22, 1999

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Rule 14a-8 – Request for No-Action Letter for Sears, Roebuck and Co.</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8 ("Rule 14a-8") promulgated under the Securities Exchange Act of 1934, as amended, Sears, Roebuck and Co., a New York corporation ("Sears" or the "Company"), requests a no-action letter for omission of a shareholder proposal (the "Proposal") submitted by Mr. William Steiner (the "Proponent"). A copy of the Proposal, which requests that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company" is attached as Exhibit A. For the reasons stated herein, Sears requests confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") will not recommend enforcement action if the Company excludes the Proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's 2000 Annual Meeting of Shareholders (the "2000 Proxy Materials").

Pursuant to Rule 14a-8, we enclose six (6) copies of this letter, a copy of which is also being sent to the Proponent notifying him of the Company's intent to omit the Proposal from the 2000 Proxy Materials. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope. Definitive copies of the 2000 Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 no earlier than March 12, 2000, and the 2000 Annual Meeting of Shareholders is tentatively scheduled to occur on or about May 11, 2000.

For the reasons set forth below, Sears believes that because the subject matter of the Proposal deals with matters that relate to the Company's ordinary business operations it may be omitted from the 2000 Proxy Materials under Rule 14a-8(i)(7).

<u>New Business Plans -- Ordinary Business</u>

Rule 14a-8(i)(7) allows a registrant to omit from its proxy materials a shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." In explaining this rule, the Securities and Exchange Commission has indicated that:

"the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight...The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

Sears is aware that the Division has consistently taken the position that shareholder proposals that request the sale of the registrant are not excludable under Rule 14a-8(i)(7) since the sale of a registrant is an extraordinary event. The Proposal, however, is distinguishable from the typical "sale of the company" shareholder proposal. While the Proposal is phrased as an extraordinary corporate transaction, i.e. the sale of all or parts of the Company, when read together with the supporting statement it is clear that the Proposal is concerned with an ordinary business matter, i.e. the formation of business plans and strategies. The Proponent's stated concern is "[n]ew effective business plans are needed for the Company." He believes that "one of the fastest ways" to develop such plans "would be for the Company to be put up for sale either in whole or in part." Presumably, therefore, if the Company would quickly develop a new satisfactory business plan, the Proponent would be satisfied even if such business plan did not include a sale of the Company, either in whole or in part.

In *Bob Evans Farms, Inc.* (June 23, 1997), the registrant argued that the Division:

"has, on many occasions, taken the position that stockholder proposals that request that a board of directors retain an independent third party (e.g., consultant, investment banker, etc.) to advise the board on *business strategies* and alternatives to *maximize stockholder value* relate to ordinary business operations and may be omitted." [Emphasis added].

Based on this argument, the Division granted the no-action relief requested. Although the Proponent uses the language of an extraordinary corporate transaction, the Proposal shares the same purpose and goals as the proposal at issue in the *Bob Evans* no-action request, i.e. that the Company hire an outside third party to help develop improved business strategies. Therefore, it is the Company's position that the Division should not view the Proposal as a "sale of the Company" proposal but rather as a request that the Company hire an outside third party to help develop more effective business strategies. The Division has consistently allowed registrants to exclude such proposals from their proxy materials. See *Integrated Circuits Incorporated* (December 27, 1988) (proposal relates to the determination and implementation, generally, of the registrant's investment strategies); *Statesman Group, Inc.* (March 22, 1990) (proposal relates to the registrant's general business strategies and operations); and *Bel Fuse Inc.* (April 24, 1991) (proposal involves the question of whether to hire an investment banker to provide advice with respect to the conduct of the Company's business).

In *The Reader's Digest Association, Inc.* (August 18, 1998), the Division looked beyond the plain language of the actual proposal and concluded, based on language in the supporting statement, that a "sale of the company" proposal can be excluded as a matter relating to the ordinary business of a company. The proposal challenged in the *Reader's Digest* no-action request read as follows:

> "Resolved, the shareholders suggest that the Board of Directors retain an independent, investment-banking firm, to evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions, and that the company report publicly on status of this effort at least three times before the 1999 annual meeting."

Based upon a narrow reading of this proposal without the supporting statement, it would appear that the proponent is requesting that the registrant hire an investment-banking firm in connection with the "reorganization or divestment of any or all company assets" which are extraordinary events. Yet, Reader's Digest argued, and the Division agreed, that the proposal must be understood in light of the supporting statement. Since, the supporting statement expressed the *Reader's Digest* proponent's more general purpose of hiring an investment banking firm to "provide more value to shareholders" through the divestment of undervalued assets and the purchase of strategic assets, the Division agreed that the *Reader's Digest* proposal related "in part to non-extraordinary transactions." Similarly, Sears hereby requests that the Division look beyond the narrow interpretation of the Proposal and understand the Proposal in conjunction with its supporting statement. The clear, non-extraordinary intent of the Proponent will then become obvious.

<u>Part of the Company -- Ordinary Business</u>

Even if the Proposal is viewed without reference to the supporting statement, the Proposal clearly contains elements that are non-extraordinary. The Proposal merely requests that the Board of Directors take the needed steps "to arrange for the sale of all or parts of the Company." Assuming that the Company's Board of Directors agrees to implement the Proposal, the Board could decide to follow a course of action that is part of the usual or regular business operations of the Company: a sale of part of the Company. For example, Sears recently sold two significant parts of its business: the HomeLife furniture business and Western Auto. Both transactions were non-extraordinary and thus part of the Company's ordinary business operations. Neither transaction required shareholder action and both were done in consultation with investment-banking firms. These two sales of parts of the Company would satisfy the Proponent's request that the Company hire an investment-banking firm to arrange for the sale of all or *parts* of the Company. There exists many other possibilities whereby Sears could sell all or parts of the Company in satisfaction of the Proposal which would not involve extraordinary events. For example, the Company could decide to sell specific stores in specific markets. Some of these possibilities would clearly relate to the Company's ordinary business operations.

In fact, New York* law clearly contemplates that only sales of "all or substantially all the assets of a corporation" are extraordinary events. Section 909 of the New York Business Corporation Law (the "BCL") sets out the procedure a New York corporation is required to follow in the event it desires to sale all or substantially all of its assets, other than in the usual or regular course of the business actually conducted by such corporation. Section 909(a) reads as follows:

> "A sale, lease, exchange, or other disposition of all or substantially all the assets of a corporation, if not made in the usual or regular course of the business actually conducted by such corporation, shall be authorized only in accordance with the following procedure..."

Section 909 proceeds to describe a process that requires shareholder approval for any such action. The sale of part of the assets of a New York corporation, however, is not subject to Section 909 since it is a non-extraordinary event. The BCL therefore does not require shareholder action for the sale of part of the assets of a New York corporation.

In *The Warnaco Group, Inc.* (March 12, 1999), the Division granted the no-action relief requested, pursuant to Rule 14a-8(i)(7), in connection with a shareholder proposal that addressed matters both outside the ordinary scope of business and matters that related to the ordinary business operations of the registrant. The proposal in *Warnaco* requested a report on Warnaco's actions to ensure that it did not purchase from suppliers who manufactured items using forced labor, convict labor, child labor or who failed to comply with laws protecting employees' rights and describing other matters to be included in the report. In granting the no-action relief requested that Division stated:

> "We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of the matters to be included in the report [regarding wage adjustments] relates to ordinary business operations. Accordingly, insofar as it has been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Warnaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

See also *Kmart Corporation* (March 12, 1999); and *Wal-Mart Stores, Inc.* (March 15, 1999).

The Division reached a similar conclusion in connection with a "sale of the company" proposal. In *Tremont Corporation* (February 25, 1997), the registrant argued that since there was more than one way to achieve the proponent's stated goals, some admittedly

---

* Sears is incorporated in New York and is therefore governed by New York law.

extraordinary but some clearly ordinary, the requested proposal to enhance shareholder value should be excludable from the registrant's proxy material. The Division noted that the proposal in *Tremont* related to the conduct of Tremont's ordinary business operations and agreed to take no-action if Tremont excluded the proposal from its proxy materials. The Division reached this conclusion despite Tremont's acknowledgement that some alternatives that it would evaluate should it agree to implement the proposal might constitute extraordinary events. See also *Reader's Digest* discussed above.

Given the Division's position in *Warnaco*, *Wal-Mart*, *Kmart*, *Tremont* and *Reader's Digest* that as long as a shareholder proposal contains elements of ordinary business operations it is excludable pursuant to Rule 14a-8(i)(7) notwithstanding other, extraordinary elements, Sears hereby requests that the Division grant it the no-action relief requested.

Conclusion

In substance, the Proponent is dissatisfied with the business strategies of Sears. Therefore, when viewed in conjunction with the supporting statement, it is clear that the Proposal is in fact about the ordinary business operations of Sears and may therefore be excluded from the 2000 Proxy Materials. Furthermore, it is quite conceivable that the Company's implementation of the Proposal could involve non-extraordinary matters that would relate to the ordinary business operations of the Company.

Based on the foregoing, the Company respectfully requests that the Division confirm that it will not recommend any enforcement action if the Proposal is excluded from the 2000 Proxy Materials. Should the Division disagree with our conclusion regarding omission of the Proposal, we would appreciate the opportunity to confer with you concerning these matters prior to the issuance of your response.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (847) 286-3940. We look forward to your response on this matter.

Very truly yours,

Isaiah Halivni

Exhibit A: The Proposal
cc: William Steiner

SEARS

Isaiah Halivni
Sr. Counsel
Law Department

Sears, Roebuck and Co.
3333 Beverly Road, B6-260B
Hoffman Estates, Illinois 60179
Phone: (847) 286-3940
Fax: (847) 286-0959
Shalivn@sears.com

January 14, 2000

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8 – Request for No-Action Letter for Sears, Roebuck and Co.

Ladies and Gentlemen:

On behalf of Sears, Roebuck and Co. ("Sears" or the "Company"), I am responding to the December 30, 1999 letter from Mr. William Steiner (a copy of which is attached hereto as Exhibit A), the proponent of a shareholder proposal requesting that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company." In his letter, Mr. Steiner modified his original proposal in response to the Company's letter, dated December 22, 1999, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"). In that letter, the Company requested confirmation that the Division would not recommend enforcement action if the Company excluded the original proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's 2000 Annual Meeting of Shareholders (the "2000 Proxy Materials"). For the reasons set forth below, it is the Company's position that Mr. Steiner's December 30, 1999 letter constitutes a new proposal which was submitted after the deadline for submission of shareholder proposals and that Mr. Steiner has effectively withdrawn his original proposal. Enclosed are six (6) copies of this letter. Also enclosed is an additional copy of this letter, which I would appreciate having file-stamped and returned in the enclosed pre-paid envelope. A copy of this letter is also being sent to Mr. Steiner.

New Proposal

Mr. Steiner has submitted a new shareholder proposal after the Company's November 29, 1999 deadline for submission of shareholder proposals established in accordance with Rule 14a-8(e). His original proposal requested that the Company hire an investment banking firm to arrange for the "sale of all or parts of the Company" and his stated reason was that "[n]ew effective business plans are needed for the Company." Mr. Steiner believed that "one of the fastest ways" to develop such plans "would be for the Company to be put up for sale either in whole or in part." In his December 30 letter, Mr. Steiner modified his proposal so that he is now requesting that the Company hire an investment banking firm to arrange for the "sale of all of the

Company" and he deleted the two paragraphs in his original supporting statement regarding new effective business plans.

These modifications are not minor or incidental. In his original proposal, Mr. Steiner was dissatisfied with the business strategies of Sears. Furthermore, as pointed out in the Company's December letter, the original proposal included ordinary business matters, i.e. the sale of part of the Company. Mr. Steiner's modified proposal does not deal with business strategies and does not involve ordinary business matters. The modified proposal focuses solely on an extraordinary event: the sale of the Company. It is therefore substantially different from his original proposal and should be treated as a new proposal submitted after the deadline established by the Company in accordance with Rule 14a-8(e).

Modified Proposal

The Company should also be allowed to exclude the modified proposal based on the precedent established by the Division. By his own admission, Mr. Steiner modified his original proposal in response to the Company's letter. As he states:

> "[t]his letter is in response to 'Sears' letter, dated December 22, 1999 in regards to my shareholder proposal for the 2000 AGM.
>
> "I do not agree with 'Sears' opposition statements.
>
> "However, in order not to engage in a long debate, exchange of letters, etc. I am modifying my proposal as follows:"

In a number of recent letters, the Division has taken the position that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." See *Wal-Mart Stores, Inc.*, (March 15, 1999); *The Warnaco Group, Inc.*, (March 12, 1999); *Kmart Corporation* (March 12, 1999); *Chrysler Corporation* (February 18, 1998); and *AlliedSignal, Inc.* (February 17, 1998). The Company argued in its previous letter to the Division that the original proposal should be excluded based on Rule 14a-8(i)(7). The Division should therefore not permit Mr. Steiner's modification in response to the Company's 14a-8(i)(7) argument.

Rule 14a-8 does not explicitly allow a proponent to modify a proposal. Despite the very detailed nature of Rule 14a-8, the only mention of modifications of proposals by proponents is in Rule 14a-8(m)(3)(i) which provides for modifications in the event that the Division requires such modifications. In this instance, the Division has not only not required any modifications it is, in fact, not in the practice of permitting revisions in the context of Rule 14a-8(i)(7). The Company should therefore be permitted to exclude the modified proposal from its 2000 Proxy Statement.

Withdrawn Proposal

Since Mr. Steiner has modified his original proposal, he has in essence withdrawn that proposal. As he stated, he does not wish to engage in a long debate, exchange of letters etc. regarding his original proposal. In other words, he no longer wants his original proposal to be considered. In addition, Rule 14a-8(c) clearly states that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Therefore, by submitting a second proposal for the Company's consideration, even if it is only a modified version of his original proposal, he has effectively withdrawn his original proposal. Otherwise, the Division and Sears would not even be able to consider his second proposal since such proposal would clearly violate Rule 14a-8(c).

Process Integrity

Mr. Steiner's December 30, 1999 letter not only violates the letter of Rule 14a-8 but its spirit as well. Mr. Steiner admittedly modified his proposal in response to the Company's letter. Mr. Steiner should not be allowed to change his proposal in the middle of the process in order to cure deficiencies in his proposal. Rule 14a-8 clearly requires that a proponent finalize his proposal by a fixed date in order for the registrant and the Division to have an appropriate amount of time to study and respond to the proposal. By modifying his proposal in this manner, Mr. Steiner is circumventing the elaborate procedures set out in Rule 14a-8. Such procedures include deadlines for submission of proposals as well as appropriate periods to respond to proposals. Allowing Mr. Steiner to resubmit his proposal during the period reserved for response to his original proposal runs counter to Rule 14a-8. The time, effort and expense devoted by registrants to address shareholder proposals will only increase if proponents are allowed to read the registrant's response and adjust their proposals accordingly.

Conclusion

For the reasons stated above, the Company requests that the Division not recommend enforcement action if the Company excludes the original proposal from the Company's 2000 Proxy Materials as Mr. Steiner has effectively withdrawn that proposal. The Company further contends that the modified proposal is also excludable from the 2000 Proxy Materials since it is so substantially different from the original proposal that it constitutes a new proposal. As such, it was submitted after the deadline established in accordance with Rule 14a-8(e).

Should the Division not agree with the Company's position that the original proposal has been withdrawn, the original proposal should nevertheless be disallowed for the reasons outlined in the Company's December letter.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (847) 286-3940. We look forward to your response on this matter.

Very truly yours,

Isaiah Halivni

cc: William Steiner

SEARS

Isaiah Halivni
Sr. Counsel
Law Department

Sears, Roebuck and Co.
3333 Beverly Road, B6-260B
Hoffman Estates, Illinois 60179
Phone: (847) 286-3940
Fax: (847) 286-0959
Shalivn@sears.com

January 26, 2000

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8 – Request for No-Action Letter for Sears, Roebuck and Co.

Ladies and Gentlemen:

On behalf of Sears, Roebuck and Co. ("Sears" or the "Company"), I am responding to the January 19, 2000 letter from Mr. William Steiner (a copy of which is attached hereto as Exhibit A). Enclosed are six (6) copies of this letter. Also enclosed is an additional copy of this letter, which I would appreciate having file-stamped and returned in the enclosed pre-paid envelope. A copy of this letter is also being sent to Mr. Steiner.

Background

Mr. Steiner originally submitted a proposal, dated October 28, 1999 (the "Original Proposal"), requesting that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company." The Company responded by submitting a letter, dated December 22, 1999 (the "Original Response Letter"), to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), requesting confirmation that the Division would not recommend enforcement action if the Company excluded the Original Proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's 2000 Annual Meeting of Shareholders (the "2000 Proxy Materials"). Mr. Steiner's then submitted a second proposal, dated December 30, 1999 (the "Second Proposal"), requesting that the Company "hire an investment banking firm to arrange for the sale of all of the Company." The Company responded to the Second Proposal by submitting a second letter to the Division, dated January 14, 2000 (the "Second Response Letter"), requesting confirmation that the Division would not recommend enforcement action if the Company excluded both the Original Proposal and the Second Proposal from the 2000 Proxy Materials. Mr. Steiner has now submitted a third proposal (the "Third Proposal") requesting that the Company "hire an investment banking firm." For the reasons set forth below, it is the Company's position that it may also exclude the Third Proposal from the 2000 Proxy Materials. Copies of all of the above referenced documents are attached hereto as Exhibit B.

Not Timely Submitted

In the Second Response Letter, the Company maintained that the Second Proposal was a new shareholder proposal submitted after the Company's November 29, 1999 deadline for submission of shareholder proposals established in accordance with Rule 14a-8(e). The Original Proposal requested that the Company hire an investment banking firm to arrange for the "sale of all or parts of the Company" and the stated reason was that "[n]ew effective business plans are needed for the Company." Mr. Steiner believed that "one of the fastest ways" to develop such plans "would be for the Company to be put up for sale either in whole or in part." The Second Proposal requested that the Company hire an investment banking firm to arrange for the "sale of all of the Company." The phrase "or parts" was removed from the Original Proposal and all references in the supporting statement submitted with the Original Proposal regarding new effective business plans were deleted in connection with the Second Proposal. These were significant modifications as they eliminated all references to ordinary business matters that were contained in the Original Proposal. For the reasons set forth in the Second Response Letter, the Second Proposal should be deemed a new proposal.

Similarly, the Third Proposal should also be treated as a new proposal submitted after the November 29, 1999 deadline. Mr. Steiner is no longer requesting that the Company hire an investment banking firm for any specific purpose such as "to arrange for the sale of all or parts of the Company," as was indicated in the Original Proposal, or "to arrange for the sale of all of the Company," as was indicated in the Second Proposal. The Third Proposal simply requests that the Company hire an investment banking firm, with no specific mandate. The Third Proposal is substantively different from both the Original Proposal and the Second Proposal and should therefore be treated as a new proposal. In contrast to the two other proposals, the Third Proposal deals exclusively with ordinary business matters, i.e. the hiring of an investment banking firm. It is the Company's position, therefore, that Mr. Steiner has once again modified his proposal to such an extent that he has submitted a new proposal after the November 29 deadline.

Ordinary Business and Substantially Implemented

In his submission of the Third Proposal, Mr. Steiner stated:

"My proposal is a request of the Board of Directors to hire an investment banking firm.

"In my opinion this has not changed by my letter of December 30, 1999.

"Therefor, in my opinion it is not a new proposal as 'Sears' maintains and I request the Securities and Exchange Commission to view the proposal as presented."

Mr. Steiner seems to be suggesting that his proposal all along has been that the Company simply hire an investment banking firm. Such a position is not consistent with Mr. Steiner's language in the Original Proposal regarding the sale of all or parts of the Company or new effective business plans. It is also not consistent with the language in the Second Proposal regarding modifying the Original Proposal or selling all of the Company. Even if the Company were to concede the point to Mr. Steiner that his proposal has always been a "request of the Board of Directors to hire an investment banking firm" and that Division should view the proposal as presented, the Third Proposal should still be excludable from the 2000 Proxy Materials because it relates to the ordinary business operations of the Company and has been substantially implemented by the Company.

The Division has consistently taken the position that the hiring of an investment banking firm, in general, is a matter relating to the registrant's ordinary business operations. The Company, in the Original Response Letter, discussed a number of examples where the Division took the position that shareholder proposals that request the retention of an investment banking firm for matters that relate to the ordinary business operations may be omitted. See *The Reader's Digest Association, Inc.* (August 18, 1998); *Bob Evans Farms, Inc.* (June 23, 1997); *Bel Fuse Inc.* (April 24, 1991); *Statesman Group* (March 22, 1990); and *Integrated Circuits Incorporated* (December 27, 1988). A request to simply hire an investment banking firm for no stated purpose is clearly within the ordinary business matters of a registrant and should be excluded pursuant to Rule 14a-8(i)(7).

Sears regularly engages investment banking firms to advise it on a wide range of issues. Since Sears has substantially implemented the Third Proposal, which requests that the Company hire an investment banking firm, the Third Proposal should be excluded pursuant to Rule 14a-8(i)(10)

Withdrawn Proposals

In the Second Response Letter, the Company detailed its position that Mr. Steiner had effectively withdrawn the Original Proposal. Rule 14a-8(c) states that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." By submitting the Third Proposal, Mr. Stiener has effectively withdrawn both the Original Proposal and the Second Proposal. Otherwise, the Division and Sears would not be able to consider the Third Proposal since such proposal would clearly violate Rule 14a-8(c). Mr. Steiner's intent can only be to have the Company and the Division consider the Third Proposal rather than the Original Proposal or the Second Proposal.

Integrity of the Process

In Second Response Letter, the Company stated that the Second Proposal violates the spirit of Rule 14a-8 as well as its words. The Third Proposal is another example of violating both the words and the spirit of Rule 14a-8. Despite Mr. Steiner's statement that his proposal "has not been changed by my letter of December 30, 1999," he has essentially changed his proposal yet again. As more fully described in the Second Response Letter, Mr. Steiner should not be allowed to change his proposal in the middle of the process in order to cure deficiencies in his proposal.

Furthermore, the Company is now faced with further difficulties in its attempt to comply with Rule 14a-8. Rule 14a-8(m)(3)(ii) requires that the Company mail its Statement-in-Opposition to Mr. Steiner on or about February 16, 2000. The Company cannot predict which of the three proposals, if any, will be included in the 2000 Proxy Materials. Since it is possible that the Division will not respond to any of the Company's letters until shortly before the Company must mail its Statement-in-Opposition, the Company must operate under the assumption that any one of the three proposals may be included in the 2000 Proxy Materials. To ensure compliance with Rule 14a-8(m)(3)(ii), the Company must prepare three separate draft Statements-in-Opposition. Mr. Steiner has effectively forced the Company to do three times the work contemplated by Rule 14a-8. This is another indication of how the time, effort and expense devoted by registrants to address shareholder proposals will only increase if proponents are allowed to manipulate the shareholder proposal process in the manner that Mr. Steiner has.

Conclusion

For the reasons stated above, the Company requests that the Division not recommend enforcement action if the Company excludes the Third Proposal from the Company's 2000 Proxy Materials since (i) it was submitted after the November 29, 1999 deadline; (ii) it deals with a matter relating to the Company's ordinary business operations; and (iii) the Company has already substantially implemented the Third Proposal. Furthermore, Mr. Steiner has effectively withdrawn the Original Proposal and the Second Proposal. Finally, Mr. Steiner's attempts to circumvent the substance and procedures of Rule 14a-8 makes it difficult for the Company to comply with its requirements under Rule 14a-8.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (847) 286-3940 or our counsel John Huber of Latham & Watkins at (202) 637-2242. We look forward to your response on this matter.

Very truly yours,

Isaiah Halivni

cc: William Steiner

EXHIBIT A

William Steiner
Investments

December 30,1999

4 Radcliff Drive
Great Neck, New York 11024
Telephone (516) 487-8295

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street,N.W.
Washington,D.C. 20549

Re: Sears Shareholder Proposal- AGM 2000

This letter is in response to "SEARS" letter , dated December 22,1999 in regards to my shareholder proposal for the 2000 AGM.

I do not agree with "SEARS" opposition statements.

However, in order not to engage in a long debate, exchange of letters,etc. I am modifying my proposal as follows:

RESOLVED

That the stockholders of Sears,Roebuck and Co. assembled in annual meeting in person and by proxy, hereby request the Board of Directors take the needed steps to hire an investment banking firm to arrange for the sale of all of the COMPANY.

REASONS

In my opinion this is a MAXIMIZE VALUE RESOLUTION.

Investment bankers I believe have access/sources to achieve this.

You are urged to vote "FOR" this proposal for I believe you will benefit.

Sincerely yours,

William Steiner

If you have any questions or wish to discuss any of my points, please contact me at the above fone #.

A copy of this letter is being mailed to Sears,Roebuck and Co.

William Steiner
Investments

4 Radcliff Drive
Great Neck, New York 11024
Telephone (516) 487-8295

00 JAN PM 4:15

January 19,2000

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street,N.W.
Washington,D.C. 20549

Re: Sears Shareholder Proposal- AGM 2000

Ladies and Gentlemen:

This letter is in response to "SEARS" letter dated January 14,2000 in regards to my proposal for the 2000 AGM.

I do not agree with "SEARS" opposition statements.

My proposal is a request of the Board of Directors to hire an investment banking firm.

In my opinion this has not been changed by my letter of December 30,1999.

Therefor, in my opinion it is not a new proposal as "SEARS" maintains and I request the Securities and Exchange Commission to view the proposal as presented.

Sincerely yours,

William Steiner

If you have any questions or wish to discuss any of my points, please contact me at the above fone #.

A copy of this letter is being faxed to "SEARS".

Kindly receipt a copy of this letter and mail back in the stamped envelope.

Exhibit A

William Steiner
Investments

4 Radcliff Drive
Great Neck, New York 11024
Telephone (516) 487-8295

10/28/99

Mr. Thomas Hester
Gen. Counsel/Corp. Sec.
Sears,Roebuck and Co.
3333 Beverly Road
Hoffman Estates,Il. 60179

Dear Mr. Hester:

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Sears,Roebuck and Co. that at the coming annual meeting of 2,000, William Steiner, who is the owner of shares common stock will cause to be introduced from the floor the following resolution. As shown by the books and records of the company I have been the owner for over one year. The stock will be retained past the meeting date. However, circumstances arising after such date may change the holdings.

I ask that, if the management intends to oppose this resolution, my name and address as above and shown, together with the number of shares owned and represented by me as recorded on the stock ledger of the corporation be printed in the proxy statement together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

RESOLVED

That the stockholders of Sears,Roebuck and Co., assemble' in annual meeting in person and by proxy, hereby request the Boar[illegible] Directors take the needed steps to hire an investment banking fir[illegible] to arrange for the sale of all or parts of the Company.

REASONS

THIS IS A MAXIMIZE VALUE RESOLUTION.

I believe that at the present time the managements' business strategies have proven to be ineffective.

New effective business plans are needed for the Company.
I futher believe that one of the fastest ways would be for the Company to be put up for sale either in whole or part.

Investment bankers I believe have access/sources to achieve this.

You are urged to vote "FOR" this proposal for I believe you will benefit.

Sincerely yours,

William Steiner

William Steiner

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Exhibit B

William Steiner
Investments

4 Redcliff Drive
Great Neck, New York 11024
Telephone (516) 487-8295

10/28/99

Mr. Thomas Hester
Gen. Counsel/Corp. Sec.
Sears,Roebuck and Co.
3333 Beverly Road
Hoffman Estates,Il. 60179

Dear Mr. Hester:

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Sears,Roebuck and Co. that at the coming annual meeting of 2,000, William Steiner, who is the owner of shares common stock will cause to be introduced from the floor the following resolution. As shown by the books and records of the company I have been the owner for over one year. The stock will be retained past the meeting date. However, circumstances arising after such date may change the holdings.

I ask that, if the management intends to oppose this resolution, my name and address as above and shown, together with the number of shares owned and represented by me as recorded on the stock ledger of the corporation be printed in the proxy statement together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

RESOLVED

That the stockholders of Sears,Roebuck and Co., assemble in annual meeting in person and by proxy, hereby request the Board of Directors take the needed steps to hire an investment banking firm to arrange for the sale of all or parts of the Company.

REASONS

THIS IS A MAXIMIZE VALUE RESOLUTION.

I believe that at the present time the managements' business strategies have proven to be ineffective.

New effective business plans are needed for the Company.
I futher believe that one of the fastest ways would be for the Company to be put up for sale either in whole or part.

Investment bankers I believe have access/sources to achieve this.

You are urged to vote "FOR" this proposal for I believe you will benefit.

Sincerely yours,

William Steiner

William Steiner

Exhibit D

[E*Trade Group (October 31, 2000) No-Action Letter Attached]

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2000

Act: 1934
Section: 14A-8
Rule:
Public Availability: 10/31/2000

Daniel G. Kelly, Jr.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Re: E*TRADE Group, Inc.
Incoming letter dated September 1, 2000

Dear Mr. Kelly:

This is in response to your letter dated September 1, 2000 concerning the shareholder proposal submitted to E*TRADE by Curtis E. Bemis, Jr. and Regina A. Bemis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Curtis E. Bemis, Jr. and Regina A. Bemis
Jupiter Harbour Unit #730
1000 N. US Highway 1
Jupiter, FL 33477-4453

October 31, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E*TRADE Group, Inc.
Incoming letter dated September 1, 2000

The proposal relates to E*TRADE establishing a Shareholder Value Committee for the purpose of advising the board on potential mechanisms for increasing shareholder value.

There appears to be some basis for your view that E*TRADE may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which E*TRADE relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650-752-2000
FAX 650-752-2111

WRITER'S DIRECT

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

September 1, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: E*TRADE Group, Inc. Stockholder Proposal

Ladies and Gentlemen:

On behalf of our client E*TRADE Group, Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed for filing the following:

1. Six copies of the proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Curtis E. Bemis, Jr. and Regina A. Bemis (the "Proponents") for inclusion in the Company's proxy statement for the 2001 Annual Meeting of Shareowners (the "2001 Proxy Statement") scheduled to be held on December 21, 2000; and

2. Six additional copies of this letter.

The Company is also sending a copy of this letter to the Proponents to notify them of the Company's intention to omit the Proposal and the Supporting Statement from the 2001 Proxy Statement. The Company plans to mail the 2001 Proxy Statement on or before November 22, 2000.

The Proposal calls for the establishment of a Shareholder Value Committee to suggest mechanisms at each Board Meeting to increase shareholder value. In particular, the Proposal contemplates that the Committee would suggest actions such as dismissing executive officers and other employees of the Company. As discussed in greater detail below, the Company intends to omit the Proposal and Supporting Statement from the 2001 Proxy Statement for the following reasons:

A. The Proposal is not a proper subject for stockholder action under Delaware law and, therefore, the Proposal and Supporting Statement may be omitted from the 2001 Proxy Statement pursuant to Rule 14a-8(i)(1);

B. If approved, the Proposal would be beyond the Company's power to implement because it would require the Company to violate Delaware law and, accordingly, the Proposal and Supporting Statement may be omitted pursuant to Rules 14a-8(i)(2) and 14a8-(i)(6);

C. The Proposal relates to the conduct of the ordinary business operations of the Company and, therefore, the Proposal and Supporting Statement may be omitted pursuant to Rule 14a-8(i)(7); and

D. The Proponents' Supporting Statement appears to contain false and misleading statements within the meaning of Rule 14a-9 and accordingly, the Proposal and Supporting Statement may also be omitted pursuant to Rule 14a-8(i)(3).

A. The Proposal Is Not a Proper Subject for Action by Stockholders Under Delaware Law.

The Proposal, if approved, would override the statutory authority of the Company's Board by mandating that the Board take action without deliberation. The Proposal requires that "the Board ... [e]stablish a 'Shareholder Value Committee'" irrespective of whether the Board determines that doing so would be beneficial to, or in the best interests of, the Company and its shareholders.

The Proposal is not a proper subject for action by stockholders under Delaware law, the Company's domicile, and, therefore, may be omitted pursuant to Rule 14a-8(i)(1). As discussed below, Delaware law vests in the Board of Directors the authority to manage the business of the corporation and the Proposal, if approved, would mandate certain corporate action and thereby improperly usurp the decision-making process of the Board of Directors, depriving the shareholders of the Board's judgment.

Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a Board of Directors . . . ." Under Delaware law, the power to control corporate decision making is vested in the Board of Directors, and the stockholders' rights with respect to matters within the Board's decision-making areas are exhausted when they elect the Board. SEC

v. Transamerica Corp., 67 F. Supp. 326, 330 (D. Del. 1946) modified, 163 F.2d 511 (3d Cir. 1947), cert. denied, 332 U.S. 847 (1948). In addition, Delaware law provides that Directors may not delegate their duty to manage a corporation. Aronson v. Lewis, 473 A.2d 805 (Delaware 1984); Polk v. Good, 507 A.2d 531 (Delaware 1986). Furthermore, Section 2.1 of the Company's Bylaws states that "[t]he business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by law."

Rule 14a-8(i)(1) itself acknowledges that proposals mandating certain action by a registrant's Board of Directors may not be a proper subject for stockholder action under applicable state law. Moreover, the Commission has specifically recognized that, under statutes such as Section 141 of the DGCL, "the Board may be considered to have exclusive discretion in corporate matters" and that stockholder proposals mandating certain action "may constitute an unlawful intrusion on the Board's discretionary authority" under such a statute. Release No. 34-12999 [1976-1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 80,812, at 87,128 (November 22, 1976). Consistent with these provisions of Rule 14a-8(i)(1) and Release No. 34-12999, the staff of the Commission in the Division of Corporation Finance (the "Staff") has determined that a proposal requiring a corporation's Board of Directors to take specific actions relating to the formation of a committee could be excluded from the corporation's proxy materials (unless the proponent revised the proposal within the given time period). Evans, Inc. (April 23, 1993).

In light of the foregoing, we believe that the Proposal and Supporting Statement may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(1) because they would have the Company's stockholders take actions that constitute an improper directive to the Board of Directors.

B. The Proposal Would Require the Company to Violate Delaware Law and Could Not be Implemented

The Proposal does not in any way state that the proposed committee would serve in a strictly advisory capacity to the Board. In fact, the Proposal does not even address the critical topic of the committee's authority and thereby improperly invites interference with the Board's statutory and exclusive authority to manage the affairs of the Company, in line with its knowledge and experience in such matters and consistent with its duties to shareholders. If the Proposal were approved, the Company would be required to create a committee that would have the authority to interfere with the discretion of the Board of Directors.

Because the Proposal, if approved, would require the Company to violate provisions of Delaware law vesting corporate decision-making in the Board of Directors, the Proposal is beyond the Company's power to implement and may, along with the Supporting Statement, be omitted from the 2001 Proxy Statement under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

As discussed above, Section 141(a) of the DGCL vests the authority to manage the Company in its Board of Directors. The Proposal, if adopted, would require the Company to violate that provision by requiring the creation of a stockholder committee that would impose significant constraints on the Board's power and authority to direct the Company's affairs.

We are aware of the position taken by the Staff in Oryx Energy Company, February 12, 1996 ("Oryx"). In Oryx, a stockholder proposed that the company form a shareholder's advisory committee to provide recommendations to the board of directors concerning strategic policy matters and business strategy issues. However, the proposal in Oryx explicitly provided that the committee would function in an advisory capacity only. That provision was expressly relied upon by the Staff in finding that Oryx could not exclude the shareholder proposal under Rule 14a-8(c)(2) (which is now Rule 14a-8(i)(2)) ("the staff notes that the proposal explicitly provides that the committee would function in an advisory capacity only") and in other No-Action Letters relating to proposals to form shareholder committees. See, McDonald and Company Investments, Incorporated, March 22, 1991, and Texaco Inc., January 4, 1999. We believe that the Proposal, by failing to clearly provide that the committee would function solely in an advisory capacity, is fundamentally different from Oryx and would permit the committee to interfere with the Board's power and authority, which would clearly violate the mandate of Section 141(a) of the DGCL and be contrary to the best interests of the Company and its shareholders.

C. The Proposal Deals with a Matter Relating To the Conduct of the Ordinary Business Operations of the Company

The Proposal states that among the matters to be considered by the committee are "[d]ismissal and replacement of Executive Officers (CEO, COO, CFO etc.)" and "[p]ossible reductions in staff to improve earnings performance." The Proposal would put in the control of stockholders the power to make decisions with respect to areas that are clearly within the ordinary business operations of the Company and that require extensive knowledge and experience regarding complex management issues.

The Proposal and Supporting Statement may be omitted under Rule 14a-8(i)(7) which implicitly recognizes that certain matters relating to the conduct of the ordinary business operations of the Company are generally beyond the expertise of individual shareholders and are most effectively dealt with by management.

In this regard, he Commission requires the Staff to consider whether the subject matter of a proposed stockholder committee involves a matter of ordinary business; where it does, the proposal is excludable under Rule 14a-8(i)(7). Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 83,417, at 86,205 (August 16, 1983). In the 17 year period since this seminal Release, the Staff has consistently and appropriately permitted issuers to exclude proposals relating to the establishment of committees to review ordinary business matters. See, NYNEX Corporation, (January 24, 1990) (formation of special Board Committee to revise code of corporate conduct rejected); Mobil Corporation, (February 13, 1989) (Staff upheld issuer's omission of proposal to establish stockholder committee to review corporate objectives and their implementation); General Motors Corporation (March 31, 1988) (formation of inter-industry committee to devise plan for pensions, vacation rights and job security excluded); Capital Cities Communications, (March 14, 1984) (proposal to provide stockholder ombudsman to investigate stockholder complaints, propose solutions and report to stockholders rejected).

The Staff has previously expressly stated that shareholder proposals to remove executive officers are excludable because they impact a company's ordinary business operations. Here, again, these issues are matters most effectively addressed by the Board of Directors which should not be obliged to divert its attention from the other Board matters to focus on individual shareholder agendas. See, e.g., U.S. Bancorp, (December 21, 1999) (proposal calling for the officers and board of directors to be removed from office); Exxon Corporation (January 26, 1990) (proposal calling for termination and discharge of two executive officers of the corporation); Philadelphia Electric Company (January 29, 1988) (proposal calling for the termination of executive officers of the corporation for alleged incompetency); Middle South Utilities, Incorporated (January 25, 1988) (proposal calling for immediate replacement of the chairman and president of the corporation); Continental Illinois Corporation (February 24, 1983) (proposal calling for the chairman and the president of the corporation to be terminated for alleged incompetency). By bringing the dismissal and replacement of executive officers within the authority of the Shareholder Value Committee, the Proposal encroaches on the ordinary business operations of the Company and, therefore, is excludable under Rule 14a-8(i)(7).

As a general rule, the Staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to uniquely relate to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation. See Unisys Corp. (February 19, 1993); United Technologies (February 19, 1993); Humana, Inc. (October 17, 1990). By bringing the firing of Company staff within the authority of the Shareholder Value Committee, the Proposal encroaches on the ordinary business operations of the Company, risks distracting the Board of Directors' attention from more crucial matters. It is, therefore, excludable under Rule 14a-8(i)(7).

D. The Supporting Statement for the Proposal is False and Misleading.

Rule 14a-8(i)(3) allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials. For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note (b) to Rule 14a-9(b). The Proposal and Supporting Statement may be omitted under Rule 14a-8(i)(3) because the Supporting Statement includes several statements that are clearly false and misleading.

The Supporting Statement claims, without factual support of any kind, that the perceived worth of the Company is in part attributable to "the apparent excessive compensation rewards for mediocre performance" and "the inability and inattention of current management to effectively manage the Company." These unfounded charges in the Supporting Statement, impugn the character and integrity of the members of the Board of Directors and the executive officers and are per se misleading and excludable under Rules 14a-8(i)(3) and 14a-9. See POCI, Inc. (April 7, 1992) (statement labeling directors as arrogant and inept should be excised, since in the staff view, these contentions, even if cast as opinions, appear to violate rule 14a-9); Kiddie Products, Inc. (April 8, 1988) (statement that members of the management have "very high and ever-increasing salaries and perks" is excludable).

The Supporting Statement also falsely states that the average price of the Company's common stock in 1999 was $34.00 per share. In fact, the average price of the Company's common stock in 1999, adjusted for two stock splits, was $31.88 per share (based on the price of the common stock at the close of market for all days the market was open in 1999).

The Supporting Statement also falsely states that there has been "approximately a 60% decrease in the company's valuation thus far in 2000 as compared to an average price of $34 in 1999." The 60% figure is false and misleading because it overstates the percentage decrease in the stock price since the numbers used to calculate the decrease are incorrect. As noted above, the average price of the stock in 1999 was $31.88, not $34. The closing price of the stock on July 28, 2000, the date selected by the Proponents for comparison, was $14.56, and the most recent closing price, on August 31, 2000, was $17.81. Therefore, using the method and the period selected by the Proponents, the share price decrease was approximately 54%, and, using the period ended as of August 31, 2000, the decrease was approximately 43%.

In addition, the Proponents falsely state that the Company's Price/Sales ratio is 3.14. In fact, the Company's current Price/Sales ratio, based on the trailing twelve months of sales and including the most recent quarter's data, is 3.98.

Finally, the Proponents state that, based on the Company's Price/Sales ratio, "the perceived worth of the Company in comparison to others in the industry, and to others in general, is alarming." The Proponent's characterization is false and misleading. In fact, the Company's Price/Sales ratio as compared to the Company's major competitors(as that list of competitors is set forth in the Company's 10Q for the quarter ended June 30, 2000), is approximately the median for the group. (We would be happy to provide supporting documentation should the Staff require additional information concerning the Price/Sales ratio comparison.) Furthermore, any comparison of the Company's Price/Sales ratio to that of "others in general" may be misleading to readers of the proxy.

Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2001 Proxy Materials because it (i) is not a proper subject for stockholder action under Delaware law; (ii) is a violation of Delaware law and beyond the Company's power to implement; (iii) relates to the conduct of ordinary business operations of the Company; and (iv) is false and misleading.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (650) 752-2001. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Sincerely,

Daniel G Kelly

Daniel G. Kelly, Jr.
DAVIS POLK & WARDWELL
1600 El Camino Real
Menlo Park, CA 94025
650-752-2000

Shareholder Proposal for Submission at E*Trade Group Annual Meeting
for FY 2001 (December 2000)

"Supporting Statement: A large number of shareholders of the E*TRADE Group, Inc. (the 'Company' or 'EGRP') are concerned with the issue of Shareholder Value and the decline of that value since the last Annual Meeting of EGRP shareholders in December 1999. It is noted that the Company has achieved marginal near profitability and the prospects and vision for future growth still seem promising. It is also noted that EGRP Management and the Board of Directors have presided over approximately a 60% decrease in the company's valuation thus far in 2000 as compared to an average price of $34 in 1999. Closing price on July 28, 2000 is less than $15 and at a current Price/Sales ratio of 3.14, the perceived worth of the Company in comparison to others in the industry, and to others in general, is alarming. It is noted that a number of factors have affected this perception and they include, but are not limited to, the questionable action of continued financing by the issue of convertible bonds and the dilution of shareholder value, the apparent excessive compensation rewards for mediocre performance, the dilutive acquisition program which has also reduced shareholder value and, the inability and inattention of current management to effectively manage the Company. To address these concerns, a number of immediate actions by the Board of Directors is required."

"Resolved, that the Board of Directors (the 'Board') of the E*TRADE Group, Inc. (the 'Company' or 'EGRP') institute the following step at the Annual Meeting in December, 2000

Establish a 'Shareholder Value Committee' independant of the Board and comprised of current shareholders to suggest mechanisms at each Board Meeting that would increase shareholder value. These mechanisms might include, but are not limited to---

a. Merger or outright sale of the company
b. Changes in the Executive Compensation Plan to more accurately reflect company performance and tie compensation to that performance.
c. Possible reductions in staff to improve earnings performance
d. Dismissal and replacement of Executive Officers (CEO, COO, CFO etc.)

Respectfully submitted,

Curtis E. Bemis, Jr. Regina A. Bemis

Curtis E. Bemis, Jr. Regina A. Bemis
Jupiter Harbour Unit #730
1000 N US Highway 1
Jupiter FL, 33477-4453

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Telular Corporation
Incoming letter dated September 22, 2003

The proposal requests that the board "(1) immediately appoint a committee of independent, non-management directors of the Company (the "Committee") to explore strategic alternatives for maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spin-off, split-off or divestiture of the Company or a division thereof; (2) direct the Committee to report to the Board of Directors its finding and recommendations with respect to the implementation of such a strategic alternative."

There appears to be some basis for your view that Telular may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Telular omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel